UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☒ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer
Torre Labs, Inc

Legal Status of Issuer

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
February 4, 2019

Physical Address of Issuer
3141 Stevens Creek Blvd, #40984 , San Jose, CA, 95117

Website of Issuer
www.torre.ai

Is there a Co-Issuer? __x___ yes _______no.

Name of Co-Issuer
Torre Labs Reg CF SPV, LLC

Legal Status of Co-Issuer

Form:
Limited Liability Company

Jurisdiction of Incorporation/Organization:
Delaware

Date of Organization:
August 10, 2026

Physical Address of Co-Issuer:
at 3141 Stevens Creek Blvd #40984, San Jose, CA, 95117

Website of Co-Issuer

None

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
The Issuer will pay DealMaker Securities LLC an 8.5% cash commission fee based on the dollar amount of Securities sold in the Offering. There is also a one-time $15,500 fee and $4,000 monthly fee payable to DealMaker Securities and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
SAFE

Target Number of Securities to be Offered:
24,155

Price (or Method for Determining Price):
$1.00

Target Offering Amount:
$25,000.43

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):

$1,229,999.00

Deadline to reach the Target Offering Amount:
April 30, 2027

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
0

	Most recent fiscal year-end*	Prior fiscal year-end*
Total Assets	$73,172.00	$337,883.00
Cash & Cash Equivalents	$51,078.00	$288,097.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$68,835.00	$154,808.00
Long-term Debt	$22,429,136.00	$20,524,136.00
Revenues/Sales	$485,416.00	$545,600.00
Cost of Goods Sold	$743,356.00	$1,062,237.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,081,828.00	-$3,106,432.00

*Reflects the financial results for the Crowdfunding Issuer, Torre Labs, Inc. Exhibit B, attached hereto and made a part hereof, also includes the inception financials for the Co-Issuer, which was formed on August 10, 2026.

The jurisdictions in which the Issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Issuer Financial Statements and SPV Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Crowd SAFE with Issuer
EXHIBIT E: Subscription Agreement with Co-Issuer and Investor
EXHIBIT F: Co-Issuer Operating Agreement
EXHIBIT G: Issuer Certificate of Incorporation
EXHIBIT H: Issuer Bylaws

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
September 14, 2026



Torre Labs, Inc
Torre Labs Reg CF SPV, LLC

SPV Interests Representing
Up to $1,229,999 ("Maximum Amount") of up to 1,188,405 securities
including an aggregate $41,594.18 in Investor Transaction Fees

Torre Labs, Inc (the "Company," "Torre", "we", "us", "Issuer" or "our"), is offering up to **$1,229,999** (the "Maximum Offering Amount") worth of SAFE Notes of the Company (the "SAFE", "Securities" or singularly the "Security") at a price of **$1.00** per Security (collectively, the "Offering"). Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum Target Offering Amount is **$25,000.43** (the "Target Offering Amount") (collectively, the "Offering"). The Target Offering Amount and Maximum Offering Amount includes the investor processing fee total for all investments. Investor will invest into Torre Labs Reg CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "Co-Issuer"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by April 30, 2027 (the "Target Date").

Unless the Company raises at least the Target Offering Amount under this Offering by the Target Date, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 30, 2027. If the Company reaches its Target Offering Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Each investor must invest a minimum of $1,035.00. Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3.5% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of a(n) eight (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $15,500 advance setup fee and $4,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

PERKS

Perks based on investment value, including company-branded merchandise and experiences, are set out below:

Investment Value	Company Perk
$1,000- $2,499	The OG-funder badge on your Torre profile, with your position in the investors list. It stays for as long as Torre exists, and every recruiter, candidate and company who opens your profile sees that you were here first.
$2,500 - $9,999	Ten years of profile boosting: see matching jobs earlier, more visibility when companies search, and direct messaging with hiring managers. Includes everything above
$10,000 - $24,999	A private, 60-minute consultancy session with a senior member of the Torre team. Come with a role you can't fill, a career move you're weighing, or an AI workflow you want to build, and leave with a plan you can run. Includes everything above
$25,000 - $99,999	A private, 60-minute one-on-one session with the founder: a deep dive on your career, your hiring, or building with AI. Includes everything above
$100,000 - $249,999	An afternoon and dinner for two with the founder in Napa, north of San Francisco. An unforgettable experience in wine country. Includes everything above
$250,000 and up	A full weekend for two in Napa: wine country experiences and a stay at the founder's Napa estate. The ultimate way to celebrate backing the future of work. Includes everything above

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C and no source other than DealMaker Securities LLC (the "Intermediary") has been authorized to host this Form C and the Offering. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

Co-Issuer

This Offering has the following co-issuer(s): Torre Labs Reg CF SPV, LLC (the "**Co-Issuer**"), located at at 3141 Stevens Creek Blvd at 3141 #40984, San Jose, CA, 95117 .

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware on August 10, 2026. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at www.torre.ai or for the Offering at pending.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An

investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the SAFE. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

Company Overview

Torre Labs, Inc. is building the global job network by automating recruitment and job hunting with real-time AI. Its platform acts as an AI talent agent for both professionals and companies, evaluating candidates and jobs in real time and automating activities such as sourcing, screening, ranking, matching, follow-ups, and applications.

Torre Labs, Inc. has several business lines to monetize the job network, some already validated and others still in development. The Company's goal is to build a global job network that lets companies hire quickly, and candidates find jobs quickly. The Company operates on a freemium model. The platform is free for companies, with an option to upgrade to a paid offering, and free for candidates, with a similar upgrade option. This freemium business model is designed to monetize both sides of the talent marketplace while keeping its core network free and open. Its solutions include Torre Reach for job advertising, Torre Headhunt for passive candidate recruitment, Torre OS for recruitment automation, and Torre Pro for job seekers. The platform is currently used by more than 2,000 companies and is designed to benefit from network, reputation, and data effects as adoption grows.

Founded by Alexander Torrenegra, Torre's long-term goal is to become the global network for work, providing real-time liquidity of jobs and candidates across remote, hybrid, and local employment markets.

Business Model

Torre operates a freemium, two-sided business model, monetizing both companies and job seekers while keeping the core platform free to maximize adoption and network effects.

For companies, Torre generates revenue through Torre Reach, a programmatic advertising service for job posts and the Company's main current revenue source. In addition, the company generates revenue from Torre OS, a recruitment automation product that is validated and currently generates approximately $98,000 in annualized revenue. Future monetization opportunities include background checks, staffing, and payroll services.

For job seekers, Torre generates revenue from candidates through Torre Pro, a priority-access subscription recently validated and starting to grow, and Remoter, a subscription-based job board for remote positions. Referrals to educational offerings are planned as a future revenue stream.

Torre also plans to develop government-focused revenue streams through Torre Observatory, providing labor-market intelligence, and Subtorres, localized job networks. This diversified model is designed to generate revenue from different sides of the labor market while maintaining free access to Torre's core network.

Competitors

Torre competes in the global recruitment and talent technology market with several categories of providers, including online based platforms like LinkedIn Jobs and Indeed, traditional recruitment firms, and other emerging AI-powered interviewing and recruiting tools.

Torre differentiates itself by positioning the platform as an AI-native talent agent and global job network, rather than a traditional job board or ATS. Its competitive strategy centers on network effects, monetization on both sides of the marketplace, an open ecosystem through APIs and MCPs, professional genomes instead of traditional résumés, candidate-to-team matching, automated cultural-fit scoring, and support for remote, full-time, and flexible work.

Industry

Recruitment Technology (HR Tech)

Current Stage

Growth Stage / Post-Seed

Future Roadmap

Torre's roadmap is focused on evolving from a global network for remote jobs into the global job network, providing real-time liquidity of jobs and candidates. Having built AI that automates significant portions of recruitment and job hunting, Torre is currently focused on becoming the global network for remote jobs, followed by expansion into local jobs and staffing and geographic expansion from West to East. A key component of this strategy is the development of "Subtorres," community-specific job networks for universities, cities, influencers, TV networks, and online communities. Torre plans to target hundreds of these collaborations within the next year and, over time, scale to tens of thousands.

Employees

The Company currently has no full-time employees and relies on contractors to support its operations.

Regulation

The Company operates in the online recruitment and job-search technology industry and is subject to applicable federal, state, and local laws and regulations, including data privacy and data protection laws, employment and anti-discrimination laws, and consumer protection and advertising regulations. To the extent it offers staffing and payroll services, the Company is also subject to applicable staffing agency licensing and payroll tax requirements in the jurisdictions where it operates. The Company maintains the registrations, licenses, and permits necessary to operate its online platform and related services.

Litigation

The Company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not own or lease any real property.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Alex Torrenegra	Founder & Chief Executive Officer	Since March 2019	40+ hours per week

Directors:			
Alex Torrenegra	Director	Since March 2019	40+ hours per week
Luis Enrique Garcia	Director	Since March 2024	Part time – 1 hour per month
Significant Employees:			
Catalina Morales	Head of operations	Indefinite	Full time
Renan Peixoto	Head of Engineering	Indefinite	Full time
Juan Fernando Dominguez	Head of Growth	Indefinite	Full time

Alexander (Alex) Torrenegra – Founder, Chief Executive Officer, Director

Alexander Torrenegra is the Founder and CEO/CTO of Torre Labs, Inc., a role he has held for more than the past three years, alongside roles with other companies. During this period, he has led Torre's development into a global job-matching platform. Prior to Torre, Torrenegra co-founded Voice123 in 2002, an online marketplace for voiceover talent that was acquired by Backstage and TA Associates in 2021, and co-founded Bunny Studio (Bunny Inc.) in 2012, a creative-services marketplace. He has served as an investor ("shark") on Shark Tank Colombia and Shark Tank Mexico from 2017 to 2024. His recognitions include MIT Technology Review's TR35 Top Colombian Innovator award (2012) and the World Economic Forum's Young Global Leader designation (2015).

Catalina Morales – Head of Operations

Catalina Morales is Head of Operations at Torre Labs, Inc. She joined Torre in 2021 as a recruiter and progressively took on leadership of various parts of the operation before assuming responsibility for the entire operation. Over this period, she has built and led the Customer Operations function, which unifies the end-to-end experience of talent seekers and candidates, spanning second-level user support, client coaching, applicant attraction, manual quality controls, and AI prompt tuning. Prior to Torre, she worked in sales operations at Procter & Gamble while completing degrees in chemical and industrial engineering.

Renan Peixoto - Head of Engineering

Renan Peixoto is the Head of Engineering at Torre, a role he has held since 2021. During this period, he has led Torre’s engineering organization and technical development, overseeing software architecture, technical strategy, product delivery, and the development of scalable and AI-enabled systems for its global job network. Prior to Torre, Renan worked across different startups developing products in fraud analysis, automation, and solutions for business owners, with roles spanning software engineering, product design, and user experience. He also co-authored research on software traceability and data provenance.

Luis Enrique Garcia - Director

Luis Enrique García de Brigard is a Colombian education entrepreneur and investor, and the founder and managing partner of Appian Education Ventures, an international investment firm focused on education. He served as Colombia's Deputy Minister of Education, where he led reforms in the teaching profession, learning measurement, and school accountability during a period in which the national education budget surpassed defense spending for the first time in the country's history. He was the founding CEO for the Americas of Inspired Education, one of the

world's largest premium K-12 school groups, and in 2011 co-founded Enseña por Colombia, the Colombian affiliate of the Teach For All network, on whose global board he now serves. He has chaired the boards of ICFES, Colombia's national institute for education evaluation, and the National Pedagogic University; sits on the judging academies of the Global Teacher Prize and the World's Best School Prizes; and has advised education ministries in the UAE and Saudi Arabia on national education strategy. He holds a law degree from Universidad Javeriana, an Ed.M. in International Education Policy from the Harvard Graduate School of Education, and an MBA from MIT.

Juan Fernando Domínguez – Head of Growth

Juan Fernando Dominguez is the Head of Growth of Torre Labs, Inc., a role he has held for the past 1.5 years. During this period, he has led Torre's network growth strategy in collaboration with the product, marketing, and operations teams. Before that, he led Torre's product as Head of Product for 2 years, during which he drove several product improvements and launched self-service revenue streams primarily for companies. Before that, he led specific areas of growth within Torre, like product virality, self-service monetization, and search engine optimization (SEO). Juan joined Torre in 2019 and has been with the company since then.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Risks About the Business

The reviewing CPA has included a "going concern" note in the reviewed financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the Company cannot raise sufficient funds, it will not succeed.

The Company is offering SAFE Notes, in the amount of up to $1,229,999 in this offering, with a Target Offering Amount of $25,000.43 Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or to the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

The Company has not recorded net operating Loss carryforwards.
The Company has experienced losses from operations, but due to its organizational structure has not recorded net operating loss carryforwards that may be used to offset corporate taxes in the future. As a result, the Company may not be able to use losses incurred in prior periods to offset taxable income in future periods, which could increase its future cash tax obligations if the Company becomes profitable. The availability and utilization of any net operating losses for federal, state, or other income tax purposes may also be subject to limitations under applicable tax laws, including limitations resulting from changes in ownership or other circumstances. Accordingly, even if the Company generates taxable income in the future, it may not be able to fully utilize any tax attributes that may

otherwise be available to reduce its tax liability. Any resulting increase in taxes could reduce the Company's cash available to fund operations, execute its business plan, and pursue growth opportunities.

The Company depends on key personnel.
The Company's success depends heavily on the continued involvement of its CEO, Alexander Torrenegra. Our CEO possesses specialized knowledge, experience, relationships, and skills important to the Company's business. The loss of the services of our CEO, or the inability to attract, retain, and motivate qualified personnel, could materially impair the Company's ability to execute its business plan, manage its operations, develop its products and services, maintain important business relationships, and pursue growth opportunities.

Our CEO does not devote all of this time to the Company, which could adversely affect our business and results of operations.
The Company's officers, in particular its CEO, do not devote all of their time to the Company. Our CEO has other employment, business, investment, and professional commitments. As a result, our CEO may have limited time available to manage the Company's operations, pursue business opportunities, oversee employees and service providers, and respond to changing market or other conditions. His other commitments could create conflicts of interest or otherwise reduce the amount of time and attention he is able to devote to the Company. If our CEO is unable to devote sufficient time and attention to the Company's affairs, our ability to execute our business plan, identify and pursue opportunities, manage our operations, and achieve our strategic objectives could be adversely affected.

Early investors may have interests that differ from those of investors in this Offering.
Early investors with controlling interests may have priorities that differ from those of investors in this Offering. For instance, early investors may have incentives to support transactions, secondary selling opportunities, financing arrangements, acquisitions, sales of the Company, or other corporate actions that could benefit their investment but may not be in the best interests of investors in this Offering. In addition, early investors may have different investment horizons, risk tolerances, or objectives. If the interests of early investors conflict with those of investors in this Offering, investors in this Offering may have limited ability to influence the Company's decisions or protect their interests, which could adversely affect the value of their investment.

The Company operates in a competitive market with competitors that have greater financial resources than the Company.
The Company competes with other established recruitment and job-search platforms. Some of these competitors have substantially greater financial, technical, marketing, personnel, and other resources than the Company and may have longer operating histories, greater brand recognition, larger customer bases, and more established relationships with suppliers, distributors, and other business partners. These competitors may be able to devote significantly greater resources to the development, marketing, and sale of products and services and may be better positioned to respond to changes in technology, customer preferences, and market conditions. Increased competition could make it more difficult for the Company to attract and retain employers and candidates, which could adversely affect its business and revenue.

The Company may not have sufficient funds to complete its planned product development.
The Company's business plan includes continued investment in platform development and new product lines. These efforts require ongoing engineering and operating expenditures and may exceed budgeted amounts. Even if the Company raises funds through this offering, it may underestimate costs or encounter unforeseen expenses. If funds are insufficient, planned product development may be delayed, scaled back, or not completed.

The Company has significant indebtedness.
As of December 31, 2025, the Company had substantial outstanding debt. Servicing this debt requires ongoing cash flow. If revenues decline or expenses increase, the Company may face liquidity constraints or refinancing risk.

The Company's business Is dependent on employer hiring and recruitment spending.
The Company generates revenue primarily from employers who pay to post jobs and access recruitment tools. Economic downturns, hiring freezes, or reduced corporate spending on recruitment can reduce job postings and demand for the Company's paid products, which would negatively affect the Company's revenue.

The Company depends on network effects across two user groups.
The value of the Company's platform depends on maintaining sufficient numbers of both employers and job candidates. If the Company is unable to grow or retain either group, the platform may become less valuable to the other, which could adversely affect user growth and revenue.

The Company relies on third-party technology infrastructure.
Torre Lab's platform depends on third-party hosting, cloud, and technology services. Any disruption, outage, or security incident affecting these services, or affecting the Company's own systems, could interrupt platform availability, harm the Company's reputation, and adversely affect its business.

The Company's revenue model is still developing.
Several of Torre Labs monetization strategies, including Torre Pro, background checks, and staffing and payroll services, are new or unvalidated. There is no assurance that these business lines will generate meaningful revenue, and the Company's current revenue is concentrated in a limited number of products.

Our business projections are only projections.
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

Our management has discretion to direct how the funds raised in this Offering are spent.
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Our projections and forward-looking statements are based on assumptions that may not occur.
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this Offering may include investments from Company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. These investments will further solidify the control of the Company with existing management and ownership. Any such investments will be included in the raised amount reflected on the campaign page.

Risks Related to the Securities in this Offering

The terms of the SAFE determined internally and may not reflect fair market value.
The terms of the SAFE was established by management based on its assessment of the Company's current operations and projected future performance. For example, the valuation cap has not been determined by an independent third party and is not based on a public trading market. Because the Company is privately held and its securities are not publicly traded, the valuation cap for the SAFE is difficult to assess and may differ significantly from the price investors are paying in this Offering.

Future fundraising may affect the rights of investors.
In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.

Any valuation at this stage is difficult to assess.
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.
Any Securities purchased through this Offering is subject to SEC limitations on transfer. This means that the Securities you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.
You should be prepared to hold the Securities for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Securities. More importantly, there is no established market for these Securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

There is no guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You must keep records of your investment for tax purposes.
As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you (and many brokers refuse to hold non-public Securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the Securities you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the Securities, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment.
Investors in this Offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.
The IRS and/or another relevant tax authority may consider the price of the Securities before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Risks Related to the Use of an SPV

You will not be investing directly into the Company, but into a special purpose vehicle.
Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Torre Labs Reg CF SPV, LLC, becoming a member of Torre Labs Reg CF SPV, LLC, and with the money you pay for the SPV Interests, Torre Labs Reg CF SPV, LLC will buy our SAFE Notes. A condition to using an SPV is that the SPV pass on the same economic and governance rights of the SAFE Notes that it holds. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has a limited history, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

Investors will not have voting rights.
Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. As such, Investors will not have any influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, nor the Company's management and policies. Moreover, those with voting rights could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals. Additionally, investors in the Co-Issuer will indirectly hold only SAFE and are completely passive investors. Lastly, the Co-Issuer (and the Investors) will be subject to the provisions of the Stockholders Agreement.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Alex Torrenegra(1)	6,806,729	Common	73.42%

(1) Indirect beneficial ownership of approximately 6,806,700 shares of Common Stock through Emma Group, Inc.

RECENT OFFERINGS OF SECURITIES

Torre Labs issued SAFEs across multiple rounds in 2024 and 2025, raising $3.125 million and $1.905 million.. These instruments carry discount rates of 10% to 15% and valuation caps ranging from $20 million to $85 million, with certain issuances uncapped. During 2025, Torre Labs received periodic cash contributions to finance operations from its holding company, Emma Group, Inc., and its CEO, Alexander Torrenegra. These transfers were initially recorded on the balance sheet as SAFE financing pending the finalization of their legal structure.

On March 25, 2026, the Torre Labs Board of Directors formally approved the reclassification of these specific financings from SAFEs into Convertible Promissory Notes. Pursuant to the Note Purchase Agreement, the Company issued notes for a total principal balance of $2,060,000, consisting of $1,940,000 payable to Emma Group, Inc. and $120,000 payable to Alexander Torrenegra. The Convertible Notes carry an interest rate of 3.86% per annum, compounded annually. The notes have a maturity date of March 25, 2031, which automatically extends for successive 12-month periods unless mutually agreed otherwise. The notes are designed to automatically convert

into Equity Securities upon the closing of a Next Equity Financing. The conversion price will be the lesser of a $48,000,000 pre-money valuation cap price per share or a discounted conversion price equal to 90% of the next equity price per share (a 10% discount).

SECURITIES BEING OFFERED AND THE RIGHTS OF THE SECURITIES HOLDERS

The following descriptions summarize important terms of the Company's and the Co-Issuer's securities. This summary reflects terms of the SAFE and Torre Labs Reg CF SPV, LLC's Operating Agreement and does not purport to be complete and is qualified in its entirety by the SAFE, the Operating Agreement and applicable provisions of Delaware law.

Investing Through the Co-Issuer

The securities in this offering will be issued by both the Company and the Co-Issuer. The proceeds from the offering will be received by the Co-Issuer and invested immediately in the securities issued by the Company. The Co-issuer will be the legal owner of the SAFE. Investors in this offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting, and information rights in the SAFE as if they had invested directly with the Company.

The SAFE Notes

We are offering a specific type of promissory note titled Simple Agreement for Future Equity ("SAFE"). The SAFE provides Investors the right to convert their SAFE into a class of preferred stock in the Company ("Preferred Stock"), when and if the Company makes an equity offering that involves Preferred Stock. The anticipated terms of such Preferred Stock are outlined below. In the event that the Company does not undertake an offering of Preferred Stock, the SAFE may convert to common stock in the Company in the event of a change of control of the Company (such as an acquisition of the Company) or an initial public offering ("IPO") of the Company's securities that is registered with the Securities and Exchange Commission. In the event we do not make a Preferred Stock offering, register an IPO or get acquired by another company, the SAFE may expire without investors receiving any return at all.

Terms of the SAFE

The terms of the SAFE provide for an automatic conversion into Preferred Stock in the event we undertake a future equity financing involving the offer and sale of Preferred Stock. Included in the SAFE are certain defined terms that are important to your understanding of the operation of the SAFE. Some of those terms are explained here. All of the following explanations are qualified in their entirety by the terms set out in the SAFE itself.

"Purchase Amount" – means the amount invested by each investor in this offering.

"Valuation Cap" – means the applied value of the capital stock of the Company when determining the per share price for holders of SAFEs in the event of a future Preferred Stock financing.

Procedure for Conversion to Preferred Stock

The SAFE notes will convert as part of an Equity Financing transaction by the Company in which the Company raises not less than $1,000,000. Conversion upon the first Equity Financing is not required, and the Company may choose to delay the conversion to a subsequent Equity Financing. Investors will receive a number of shares of Preferred Stock calculated using the method that results in the greater number of shares of Preferred Stock:

(i) the Purchase Amount, divided by the price of Preferred Stock issued to new Investors in the Equity Financing; or

(ii) the Purchase Amount, divided by the quotient of (a) the Valuation Cap applicable to the Investor, divided by (b) the total number of authorized and issued shares of the Company's capital stock at that time on a fully diluted basis.

The Valuation Cap applicable to each Investor is $72,000,000 (the "Base Valuation Cap"), reduced by the sum of the Timing Bonus and the Investment Amount Bonus applicable to that Investor's investment, each determined as follows:

Timing Bonus (based on when the Investor's investment is accepted by the Company, measured from the opening of the offering): First two days of the offering: 15%, Day 3 through Day 30: 10%, Day 31 through Day 60: 5%, Thereafter: 0%.

Investment Amount Bonus (based on the Investor's Purchase Amount): Up to $2,500: 0%, $2,500 up to (but not including) $ 10,000: 2%, $10,000 up to (but not including) $25,000: 4%, $25,000 up to (but not including) $100,000: 6%, $100,000 up to (but not including) $250,000: 8%, $250,000 or more: 10%.

The Timing Bonus and Investment Amount Bonus are intended to compensate investors incurring a greater amount of the risk of investment by investing early in the offering, and/or at higher amounts. When applied, this results in 24 possible Valuation Caps applied to investors in this offering. A summary chart of the possible Valuation Caps is provided here:

Base Valuation Cap	$72 million

Bonus Valuation Caps:

	Date of Investment Since Launch of the Offering			
Amount Invested	Day 1-2	Day 3-30	Day 31-60	After 60 Days
Up to $2.5K	$61.2M	$64.8M	$68.4M	$72.0M
$2.5K to < $10K	$59.76M	$63.36M	$66.96M	$70.56M
$10K to < $25K	$58.32M	$61.92M	$65.52M	$69.12M
$25K to < $100K	$56.88M	$60.48M	$64.08M	$67.68M
$100K to < $250K	$55.44M	$59.04M	$62.64M	$66.24M
$250K and Greater	$54.0M	$57.6M	$61.2M	$64.8M

Calculation of the Capitalization

For purposes of conversion upon an Equity Financing, the Company's capitalization is measured as the "Fully Diluted Capitalization," calculated immediately prior to the applicable Equity Financing. This includes all shares of Capital Stock issued and outstanding at that time, assuming full conversion or exercise of all outstanding convertible and exercisable securities, including convertible Preferred Stock and all outstanding vested and unvested options and warrants to purchase Capital Stock. The Fully Diluted Capitalization excludes shares of Capital Stock reserved for future grant under any equity incentive or similar plan, including any plan adopted or expanded at the time of the financing,
any SAFEs, including this instrument, convertible promissory notes; and any equity securities issuable upon conversion of outstanding convertible promissory notes or SAFEs.

Cash or Conversion upon Liquidity Event

If a Liquidity Event (a Change of Control or an IPO) occurs before this instrument terminates and before any Equity Financing, the Company must notify Investors within five business days of the Liquidity Event closing. Investors then have 30 days from that notice to elect a cash payment equal to their Purchase Amount (the "Cash-Out Option"). Investors who do not elect the Cash-Out Option in time automatically receive shares of common stock equal to their Purchase Amount divided by the Liquidity Price, where the Liquidity Price is the Valuation Cap divided by the "Liquidity Capitalization" — the Company's outstanding capital stock immediately before the Liquidity Event, on an

as-converted basis, excluding shares reserved for future equity incentive plan grants, outstanding SAFEs (including this one), and convertible promissory notes.

If a Liquidity Event occurs after an Equity Financing has already taken place (meaning the Company elected to continue the instrument rather than convert it at that financing), Investors may still elect the Cash-Out Option on the same terms. Investors who do not elect it instead receive shares of the most recently issued Preferred Stock, calculated as their Purchase Amount divided by the First Equity Financing Price, carrying the same liquidation rights and preferences as that Preferred Stock.

Cash payments under the Cash-Out Option are due immediately before, or at, the closing of the Liquidity Event. If the Company does not have enough funds to pay all Investors and other SAFE holders who elected cash (together, the "Cash-Out Investors") in full, available funds are distributed with equal priority among all Cash-Out Investors, pro rata based on their respective Purchase Amounts. Investors in this situation may not recoup part or all of their investment.

If the Company's board determines in good faith that issuing Capital Stock to Investors would violate applicable law, the Company will instead pay cash equal to the fair market value of the shares that would otherwise have been issued, as determined by the board in good faith. That payment is treated the same as a Cash-Out Investor payment and is subject to the same pro rata reduction if funds are insufficient.

Right to Distribution upon Liquidation

If the Company ceases operations, makes a general assignment for the benefit of creditors, or otherwise liquidates, dissolves, or winds up (a "Dissolution Event") before this instrument terminates, available proceeds are distributed as follows, subject to the preferences of any outstanding Preferred Stock: Investors, other SAFE holders, and common stockholders all share with equal priority. Each Investor's portion is calculated on an as-converted basis, using a valuation of Common Stock determined in good faith by the board at the time of the Dissolution Event. Investors are not paid ahead of common stockholders in a dissolution under this instrument — they are paid alongside them, and both are junior to any outstanding Preferred Stock's liquidation preferences. As with any early-stage investment, Investors may not recoup part or all of their investment if Company assets are insufficient.

Voting Rights

There are no voting rights associated with the SAFEs. In the event of a conversion to Preferred Stock, Investors will receive a class of Preferred Stock without voting rights.

Proxy

By purchasing this instrument, Investors appoint the Company's Chief Executive Officer as their proxy and attorney-in-fact, with authority to vote and act on Investors' behalf regarding the instrument and any securities issued upon its conversion — including giving and receiving notices, executing related agreements, and taking other actions the CEO determines necessary. This proxy is coupled with an interest and is irrevocable. It survives the death, incompetency, or disability of an Investor who is an individual, or the merger or reorganization of an Investor that is an entity. It terminates upon the earliest of: an underwritten public offering becoming effective, an Exchange Act registration statement covering the Common Stock becoming effective, or five years after the instrument's issuance date. The CEO, acting as proxy, is not liable for good-faith actions taken on Investors' behalf, except for gross negligence or willful misconduct, and Investors agree to indemnify the CEO for losses arising from this role, up to the amount of their respective Purchase Amounts. The CEO's decisions as proxy are final and binding on Investors, and the Company and other parties may rely on them. Investors also agree to take any actions the board determines advisable to reorganize the instrument into a special-purpose vehicle aggregating investor interests.

Common Stock of the Company

As of June 30, 2026 the Company has issued 9,270,988 shares of its Common Stock, and has authorized the issuance of 16,178,845 shares under the Company’s Certificate of Incorporation.

Voting Rights and Dividend Rights

Common stockholders are entitled to one vote for each share on all matters to be voted on by the stockholders, do not have cumulative voting rights, have no preemptive rights to purchase common stock, no conversion or redemption rights or sinking fund provisions with respect to the common stock and are entitled to share ratably in dividends.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Preferred Stock.

Preferred Stock of the Company

At the time of this offering no preferred stock of the company is authorized or outstanding. We intend to authorize the issuance of the Preferred Stock in accordance with the terms below in the event of a future financing that results in the conversion of the SAFEs in this offering.

Dividend Rights

Holders of our Preferred Stock would be entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Preferred Stock would receive dividends, if any, in preference to the holders of common stock.

The dividends would not be cumulative and would be available when, as, and if declared by the Board. There would be no requirement or penalty for us to declare dividends. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of our Preferred Stock would be entitled to liquidation preference superior to holders of the common stock. Holders of Preferred Stock would receive an amount determined in accordance with our Certificate of Incorporation in effect at the time of such liquidation, dissolution, or winding up. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their liquidation preference, then all of such assets and funds would be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Conversion to Common Stock

Holders of the Preferred Stock would have the right to convert their shares to common stock at any time, and would be automatically converted to common stock upon the occurrence of an initial public offering or is acquired by, merged with, or otherwise taken over by another company.

Redemption

The Preferred Stock would not redeemable.

Voting Rights

The Preferred Stock issuable to investors in this offering upon conversion of the SAFEs would not include the right to vote on matters submitted to the stockholders for vote. The Company may authorize the issuance of a class of preferred stock that is substantially similar to the Preferred Stock but provides for voting rights to those stockholders.

What it means to be a minority holder

As a minority holder of the Security, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors in this Offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's SAFE being held by the Co-Issuer). The rights of the SAFE may be changed by an amendment to the Company's Bylaws or Certificate of Incorporation, as amended. Investors do not have the right to vote on any such amendment.

In addition to the Subscription Agreement with the Co-Issuer and the Co-Issuer's Operating Agreement, the primary documents governing voting and rights of Investors holding the Securities of the Company are the Company's Certificate of Incorporation, as amended (the "**COI**") attached as Exhibit F, and the Company's Bylaws (the "Bylaws") attached as Exhibit G, together with the COI and Bylaws, the "**Company Governing Documents"**).

All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Company Governing Agreements.

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the SAFE) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Securities Class Information for Other Authorized Securities

The following table describes our capital structure as of July 30, 2026:

Class of Equity	**Authorized Limit**	**Issued and Outstanding**	**Committed, Not-issued***	**Available**
Common Stock	16,178,845	9,270,988	5,117,538	1,785,325
Preferred Stock	-	-	-	-
Equity Derivatives	Value	Shares Currently Reserved		
Warrants (Common)		1,457,663		
SAFE (15% discount)	$9,166,369.80			
SAFE (15% discount, $20M post-money valuation)	$315,000			

SAFE (10% discount, $85M post-money valuation)	$3,810,000			
SAFE (15% discount, $24M post-money valuation)	$1,341,000			
SAFE (10% discount, $24M post-money valuation)	$5,891,766.66			
SAFE (10% discount, $48M post-money valuation)	$150,000			
Convertible Notes (10% discount, $48M post-money valuation)	$3,100,000			

* Includes 5,072,538 shares of Common Stock reserved pursuant to the Company's 2019 Stock Option and Grant Plan and Outstanding Warrants.

Minority interest

As a minority investor in Securities of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

Investors should understand the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up. The investor will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel

investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

VALUATION

The Company has not established a specific valuation for this Offering, with the SAFE including a Valuation Cap that represents a future potential value of the Company.

Valuation Details:
As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.
There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some

equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Related Party Transactions

Torre Labs, Inc. is a subsidiary of Emma Group, Inc., a technology holding company that maintains a controlling ownership interest in the Company. Alex Torrenegra is the control person of Emma Group, Inc. As an early-stage entity, the company relies heavily on Emma Group to provide periodic cash contributions to fund its ongoing operations, product development, and working capital requirements.

During the periods under review, the Company received operational funding from Emma Group, Inc., as well as a smaller number of direct transfers from the Company's CEO, Alexander Torrenegra. These periodic cash contributions were initially recorded on the balance sheet as Simple Agreements for Future Equity (SAFEs) pending the determination of their final legal structure.

On March 25, 2026, the Management's Board of Directors formally approved the reclassification of these specific financing arrangements from SAFEs to Convertible Promissory Notes. Pursuant to the executed Note Purchase Agreement, the Company issued Convertible Notes to Emma Group, Inc. for a principal balance of $1,940,000, and to Alexander Torrenegra for a principal balance of $120,000 (totaling $2,060,000 in related-party debt). The related-party Convertible Notes carry an interest rate of 3.86% per annum, compounded annually, and have a maturity date of March 25, 2031. The notes are structured to automatically convert into shares of the Company's capital stock upon a qualified next equity financing, subject to a pre-money valuation cap of $48,000,000 and a 10% discount (i.e., a conversion price equal to 90% of the next equity price per share).

Transferability of securities

Pursuant to Regulation CF, for a year, the securities can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements for the years ended December 31, 2025 and 2024 were reviewed by RNB Capital CPAs, LLC. A review is substantially less in scope than an audit, and accordingly, the accountants did not express an opinion on the financial statements. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Memorandum.

Results of Operations

The Company continues to operate at a net loss and has historically relied on external financing to fund its operations. The Company's total revenues for the year ended December 31, 2024 were $539,214. Revenues decreased to $484,665 for the year ended December 31, 2025, representing an decrease of approximately 10% year over year. Cost of goods sold was $(1,062,237) in 2024 and decreased to $(743,356) in 2025. As a result, gross profit increased from $(516,637) in 2024 to $(257,940) in 2025.

The Company generates revenue primarily through B2B and B2C software subscriptions and specialized recruitment services. The Company recognizes revenue when its performance obligations are satisfied by transferring control of the promised services to its customers. The Company's payments are generally collected upfront at the time of service initiation, with instant activation. The Company does not perform sales on credit and does not carry trade accounts receivable for these services.

Disaggregation of Revenue: The Company's revenues are derived from the following primary streams:

● Torre OS: A B2B subscription service that provides talent seekers with access to the Torre operating system, featuring AI tools and automations to accelerate the recruitment process. The Company's performance obligation is to maintain an acceptable level of software uptime for users. Revenue is recognized ratably over the duration of the subscription period as these performance obligations are satisfied.
● Torre RPO (Headhunting): A B2B tailored headhunting service. The contract consists of a fixed, non-refundable engagement fee that is recognized upfront in the current period. Additionally, the Company earns a non-refundable success fee based on the hired candidate's compensation, which is recognized at a point in time once the candidate is successfully hired.
● Reach: A B2B service designed to attract up to 20x more applicants for a job posting. Customers pay via a daily subscription model per job or by purchasing prepaid credits to use on demand. Revenue is recognized on a daily basis as the daily execution performance obligation is met.
● Torre Pro: A B2C monthly subscription introduced to monetize the network by providing job candidates with enhanced visibility and direct communication with hiring managers. Revenue is recognized over the life of the monthly subscription.

Deferred Revenue: Because the Company collects payments upfront prior to fully delivering the subscription services, it records a deferred revenue liability. Revenue is subsequently recognized over time as the subscription period elapses and the services are provided. As of December 31, 2024, and December 31, 2025, the Company carried deferred revenue balances corresponding to its annual, quarterly, and monthly subscription obligations.

Operating expenses consist primarily of advertising and marketing and general and administrative expenses. Total operating expenses were $2,589,795 in 2024 and decreased to $1,823,886 in 2025. The reduction in expenses reflects lower spending on corporate operations, including software subscriptions, professional services, payroll-related costs, and other general corporate overhead, as well as a significant reduction in advertising and marketing expenditures. These reductions were consistent with the Company's efforts to streamline operations and focus resources on its core products and transition toward a more automated, self-service business model.

As a result of the foregoing factors, the Company reported a net loss of $(3,106,432) for the year ended December 31, 2024 and a net loss of $(2,081,828) for the year ended December 31, 2025.

The Company has experienced recurring operating losses, negative operating cash flows, and a net capital deficiency. Accordingly, the financial statements identify substantial doubt regarding the Company's ability to continue as a going concern. Management plans to address these conditions by executing its growth strategy, pursuing profitability, and raising additional capital as necessary.

Company's Liquidity and Capital Resources

As of December 31, 2025, the Company had cash and cash equivalents of $51,078, compared to $288,097 as of December 31, 2024. The decrease in cash during 2025 was primarily attributable to cash used to fund the Company's ongoing operations, partially offset by financing received during the year.

The Company does not currently generate sufficient cash from operations to fully fund its activities and has historically relied on financing to support ongoing operations, product development, and working capital requirements. During 2025, the Company used approximately $2.14 million of cash in operating activities and received approximately $1.91 million from financing activities, primarily through SAFE financing. Cash decreased from approximately $288,096 at the beginning of 2025 to $51,078 at year-end.

The Company has historically received periodic funding from its parent company, Emma Group, Inc., as well as financing from external investors. Management expects that the Company's ability to meet its future capital requirements will depend on increasing revenues, improving operating performance, and obtaining additional financing as needed.

Company's Capital Expenditures and Other Obligations

The Company did not report material investing cash outflows during either 2025 or 2024. As of December 31, 2025, the Company had net property and equipment of $10,879, consisting primarily of computer equipment, and net intangible assets of $11,215, consisting of capitalized domain names.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

Subsequent to December 31, 2025, the Company's Board of Directors approved the reclassification of certain financing previously recorded as SAFEs into Convertible Promissory Notes. On March 25, 2026, the Company issued Convertible Notes with an aggregate principal balance of $2,060,000, consisting of $1,940,000 payable to Emma Group, Inc. and $120,000 payable to Alexander Torrenegra. The notes bear interest at 3.86% per annum, compounded annually, and mature on March 25, 2031, subject to automatic extensions.

Company Debt

As of December 31,2025, and December 31, 2024, Torre Labs, Inc. had outstanding SAFE balances of $22,429,136 and $20,524,136, respectively. These instruments are structured to automatically convert into shares of the Company's capital stock upon a qualified future equity financing round or corporate transaction. The outstanding SAFEs were issued across multiple funding rounds and carry varying conversion terms, including discount rates of 10% and 15%. Furthermore, the SAFEs feature different pre-money and post-money valuation caps ranging from $20,000,000 to $85,000,000, with certain early-round SAFEs remaining uncapped.

Subsequent to year-end, certain related-party financing previously classified as SAFEs was reclassified into $2,060,000 of Convertible Promissory Notes, consisting of $1,940,000 payable to Emma Group, Inc. and $120,000 payable to Alexander Torrenegra. The notes bear interest at 3.86% per annum and are designed to convert automatically upon a Next Equity Financing at the lesser of the price based on a $48 million pre-money valuation cap or 90% of the next equity financing price per share.

USE OF PROCEEDS

The Company anticipates using the proceeds from this Offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Offering Amount Raise ($25,000)	Percentage of Proceeds for a Target Offering Amount Raise	Allocation of Proceeds for a Maximum Offering Amount Raise ($1,229,999)	Percentage of Proceeds for a Maximum Offering Amount Raise

Intermediary Fees	$2,125	8.5%	$104,550	8.5%
Marketing	$0	0%	$281,362	22.875%
Technology Development	$11,438	45.75%	$281,362	22.875%
General and Administrative (including contractor payments)	$11,438	45.75%	$281,362	22.875%
Working Capital	$0	0%	$281,362	22.875%
Total	$25,000	100%	$1,229,999	100%

The identified uses of proceeds above are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

Disqualification
Neither the Company nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure

Neither the Company nor the Co-Issuer has previously failed to comply with the requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this Offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website www.torre.ai.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at pending., including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days 'notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Target Date .

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days 'notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make

a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in Target Offering Amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at pending., as required by Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

TORRE LABS, INC.

(Signature)

Alex Torrenegra

(Name)

Founder and CEO

(Title)

14/Sep/2026

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alex Torrenegra

(Signature)

Alex Torrenegra

(Name)

Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director

(Title)

September 14, 2026

(Date)

/s/ Luis Enrique Garcia

(Signature)

Luis Enrique Garcia

(Name)

Director

(Title)

September 14, 2026

(Date)

Exhibit B

Issuer Financial Statements and SPV Financial Statements

TORRE LABS, INC

(the "Company")
a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2025 & 2024

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
CONSOLIDATED BALANCE SHEET	5
CONSOLIDATED STATEMENT OF OPERATIONS	6
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	7
CONSOLIDATED STATEMENT OF CASH FLOWS	8
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	9
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	10
NOTE 3 – RELATED PARTY TRANSACTIONS	15
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	16
NOTE 5 – LIABILITIES AND DEBT	16
NOTE 6 – EQUITY	16
NOTE 7 – SUBSEQUENT EVENTS	17

RNB CAPITAL
Certified Public Accountants

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Torre Labs, Inc. Management

We have reviewed the accompanying consolidated financial statements of Torre Labs, Inc.(the Company) which comprise the consolidated balance sheets as of December 31, 2025 & 2024 and the related consolidated statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

Emphasis of Matter – Subsequent Formation of Crowdfunding Vehicle:
As discussed in Note 7 to the financial statements, subsequent to the balance sheet date, the Company formed Torre Labs Reg CF SPV, LLC, a Delaware limited liability company, to serve as a crowdfunding vehicle in connection with a Regulation Crowdfunding offering. The Company serves as the sole manager of this entity, which was organized for the sole purpose of holding the Company's securities. Our opinion is not modified with respect to this matter.

RNB Capital CPAs, LLC

Indianapolis, IN

August 21, 2026

TORRE LABS, INC
CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31,		**2025**	**2024**
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	51,078	288,097
Accounts Receivable		-	-
Prepaid Expenses		-	6,282
Total Current Assets		51,078	294,379
Non-Current Assets:			
Fixed Assets, Net	$	10,879	31,104
Intangible Assets, Net		11,215	12,400
Total Non-Current Assets		22,094	43,504
TOTAL ASSETS	$	73,172	337,883
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	4,966	10,823
Due to Related Party		14,242	14,242
Deferred Revenue		63,869	143,986
Total Current Liabilities	$	83,077	169,051
Non-Current Liabilities:			
SAFE Liability		22,429,136	20,524,136
Total Non-Current Liabilities	$	22,429,136	20,524,136
TOTAL LIABILITIES		22,512,214	20,693,187
EQUITY			
Common Stock	$	927	900
Additional Paid in Capital		4,264	4,200
Accumulated Deficit		(22,444,232)	(20,360,404)
TOTAL EQUITY	$	(22,439,042)	(20,355,304)

See Accompanying Notes to these Unaudited Financial Statements

TORRE LABS, INC
CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		**2025**	**2024**
Revenues			
Sales	$	484,665	539,214
Other Income		751	7,668
Discounts		-	(1,282)
Cost of Goods Sold		(743,356)	(1,062,237)
Gross Profit	$	(257,940)	(516,637)
Operating Expenses			
General & Administrative Expenses	$	1,763,737	2,399,615
Advertising & Marketing		38,739	165,012
Depreciation Expense		21,410	25,168
Total Operating Expenses		**1,823,886**	**2,589,795**
Total Loss from Operations	$	**(2,081,825)**	**(3,106,432)**
Other Income (Expense)			
Exchange Gain/Loss	$	(3)	-
Total Other Income (Expense)		**(3)**	**-**
Net Income (Loss)	**$**	**(2,081,828)**	**(3,106,432)**

See Accompanying Notes to these Unaudited Financial Statements

TORRE LABS, INC
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock			Retained Earnings (Deficit)	Total Shareholders' Equity
	# of Shares	$ Amount	APIC		
Beginning balance at 1/1/24	9,000,000	900	-	(17,253,972)	(17,253,072)
Issuance of Common Stock	-	-	-	-	-
Additional Paid-in Capital	-	-	4,200	-	4,200
Net income (loss)	-	-	-	(3,106,432)	(3,106,432)
Ending balance at 12/31/24	9,000,000	900	4,200	(20,360,404)	(20,355,304)
Issuance of Common Stock	270,988	27	64	-	91
Prior Period Adjustment				(2,000)	(2,000)
Additional Paid-in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(2,081,828)	(2,081,828)
Ending balance at 12/31/25	9,270,988	927	4,264	(22,444,232)	(22,439,042)

See Accompanying Notes to these Unaudited Financial Statements

TORRE LABS, INC
CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2025	2024
OPERATING ACTIVITIES			
Net Income (Loss)	$	(2,081,828)	(3,106,432)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prepaid Expenses		6,282	15,900
Accounts Payable		(5,856)	23,157
Deferred Revenue		(80,117)	74,914
Other Current Assets		-	13,264
Other Current Liabilities		-	(19,576)
Depreciation & Amortization Expense		21,410	25,168
Prior Period Adjustment		(2,000)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(60,282)	132,826
Net Cash provided by (used in) Operating Activities	$	(2,142,109)	(2,973,606)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	(0)	(0)
FINANCING ACTIVITIES			
SAFE	$	1,905,000	3,125,000
Common Stock		27	-
Additional Paid in Capital		64	4,200
Net Cash provided by (used in) Financing Activities	$	1,905,091	3,129,200
Cash at the beginning of period		288,096	132,503
Net Cash increase (decrease) for period	$	(237,019)	155,593
Cash at end of period	$	51,078	288,096

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Torre Labs, Inc. (the "Company") was incorporated in the State of Delaware on February 4, 2019. The Company is a wholly-owned subsidiary of Emma Group, Inc. (formerly known as Torre Technologies), a technology holding company. The Company operates an artificial intelligence-driven professional network designed to make finding work and finding talent humane, transparent, and automated. The Company primarily generates B2B and B2C revenues through subscription and transaction-based offerings, including:

- **Torre OS:** A subscription service providing talent seekers with access to the Torre operating system, automated workflows, and recruiting tools.
- **Torre Reach:** An automated applicant attraction service paid on either a daily subscription basis per job listing or through pre-purchased credits used on demand.
- **Torre Pro:** A B2C monthly subscription targeting job candidates to provide enhanced visibility of open roles and direct communication channels to hiring managers.
- **Emma Sourcing:** A candidate outreach service paid on a per-contact basis.

Historically, the Company generated revenue via Torre RPO, a traditional headhunting service paid on a non-refundable upfront engagement fee and success fee model. In 2025, the Company discontinued active promotion of Torre RPO to strategically focus its operations on self-service, automated SaaS and candidate monetization products.

Subsidiary: On November 14, 2024, the Company formed a wholly-owned subsidiary, Torre Hunt, LLC, a Delaware limited liability company. Torre Hunt, LLC was originally established to support intended recruitment-related operations. However, the subsidiary was never launched and did not become operational. It did not establish bank accounts, conduct commercial activities, generate revenues, or incur operational liabilities during the periods ended December 31, 2024, and December 31, 2025.

<u>Risks & Uncertainties:</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The Company operates an AI-driven global matching network and recruiting platform and is subject to risks common to technology startups. These risks include the need to adapt to rapid technological changes, the successful commercialization of new product lines (such as the Torre Pro B2C service), and reliance on user adoption as the Company shifts its focus toward a self-service model to automate operations and grow its network. Furthermore, the Company's future success and valuation are highly dependent on its ability to eventually achieve profitability or successfully execute a liquidity event (such as an IPO or acquisition), the timing and likelihood of which remain highly uncertain.

<u>Substantial Doubt about the Entity's Ability to Continue as a Going Concern:</u>

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company's financial statements indicate conditions that raise substantial doubt about its ability to continue as a going concern. The Company has experienced consecutive years of recurring operating losses, consistently negative operating cash flows, and a net capital deficiency where liabilities exceed assets. As an early-stage company, the Company is investing heavily in product development and growth, which has resulted in significant upfront cash burn. Currently, the business

does not generate sufficient cash from operations to fully fund its activities. To support its ongoing operations, product development, and working capital requirements, the Company is highly dependent on periodic cash contributions from its holding company, Emma Group. These funds have historically been structured as Simple Agreements for Future Equity (SAFEs) and, following a 2026 Board of Directors approval, as Convertible Notes. The Company's ability to continue as a going concern is highly dependent upon its ability to successfully execute its growth strategy, turn its operations profitable, and secure ongoing financial support from Emma Group or other external investors. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Basis of Consolidation

The accompanying consolidated financial statements include the standalone accounts of Torre Labs, Inc. and its wholly-owned inactive subsidiary, Torre Hunt, LLC. All intercompany accounts, balances, and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists; therefore, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $51,078 and $288,097 in cash as of December 31, 2025 and December 31, 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025 and December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2025**	**2024**
Computer Equipment	5	122,849	122,849
Less Accumulated Depreciation		(111,970)	(91,745)
Totals		**10,879**	**31,104**

Intangible Assets

The Company's intangible assets consist entirely of capitalized domain names. Intangible assets are recorded at their historical cost and are amortized using the straight-line method over their estimated useful life of 15 years (180 months). The Company reviews intangible assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. No impairment losses were recorded during the years ended December 31, 2025, and 2024.

Intangible Assets Balance Intangible assets subject to amortization consisted of the following as of December 31, 2025, and 2024:

Property Type	**Useful Life in Years**	**2025**	**2024**
Domains	15	17,784	17,784
Less Accumulated Depreciation		(6,569)	(5,383)
Totals		**11,215**	**12,400**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue primarily through B2B and B2C software subscriptions and specialized recruitment services. The Company recognizes revenue when its performance obligations are satisfied by transferring control of the promised services to its customers. The Company's payments are generally collected upfront at the time of service initiation, with instant activation. The Company does not perform sales on credit and does not carry trade accounts receivable for these services.

Disaggregation of Revenue: The Company's revenues are derived from the following primary streams:

- **Torre OS:** A B2B subscription service that provides talent seekers with access to the Torre operating system, featuring AI tools and automations to accelerate the recruitment process. The Company's performance obligation is to maintain an acceptable level of software uptime for users. Revenue is recognized ratably over the duration of the subscription period as these performance obligations are satisfied.
- **Torre RPO (Headhunting):** A B2B tailored headhunting service. The contract consists of a fixed, non-refundable engagement fee that is recognized upfront in the current period. Additionally, the Company earns a non-refundable success fee based on the hired candidate's compensation, which is recognized at a point in time once the candidate is successfully hired.
- **Reach:** A B2B service designed to attract up to 20x more applicants for a job posting. Customers pay via a daily subscription model per job or by purchasing prepaid credits to use on demand. Revenue is recognized on a daily basis as the daily execution performance obligation is met.
- **Torre Pro:** A B2C monthly subscription introduced to monetize the network by providing job candidates with enhanced visibility and direct communication with hiring managers. Revenue is recognized over the life of the monthly subscription.

Deferred Revenue: Because the Company collects payments upfront prior to fully delivering the subscription services, it records a deferred revenue liability. Revenue is subsequently recognized over time as the subscription period elapses and the services are provided. As of December 31, 2024, and December 31, 2025, the Company carried deferred revenue balances corresponding to its annual, quarterly, and monthly subscription obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist primarily of costs related to corporate operations, including software subscriptions (SaaS), bank and payroll processing fees, professional services, office equipment, and general corporate overhead. The Company expenses all general and administrative costs as they are incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options/Grants	Weighted Average Exercise Price	Weighted Average Intrinsic Value
Total options outstanding, January 1, 2024	1,454,965	-	-
Granted	218,743	-	-
Exercised	-	-	-
Forfeited / Expired / Cancelled	(51,071)	-	-
Expired/cancelled	-	-	-
Total options outstanding, December 31, 2024	1,622,637	-	-
Granted	2,539,826	-	-
Forfeited / Expired / Cancelled	(472,089)	-	-
Total options outstanding, December 31, 2025	3,690,374	-	-

Warrants: The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2025 and 2024 to be negligible.

A summary of the warrant activity for the years ended December 31, 2025 and 2024 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2024	129,951	-	-	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2024	129,951	-	-	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2025	129,951	-	-	-
Vested and expected to vest at December 31, 2021	129,951	-	-	
Exercisable at December 31, 2025	129,951	-	-	-

Income Taxes

The Company accounts for income taxes in accordance with ASC 740. For the years ended December 31, 2025 and 2024, the Company has recorded a net income tax provision (expense/benefit) of **$0**. No current federal or state income tax expense has been recorded due to the Company's recurring operating losses and negative operating cash flows.

Deferred Income Taxes Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's gross deferred tax assets consist primarily of Net Operating Loss (NOL) carryforwards and tax-capitalized expenses.
As of December 31, 2025 and 2024, the significant components of the Company's standalone deferred taxes are as follows:

Deferred Tax Components	Dec 31, 2025 (Estimated)	Dec 31, 2024
Gross Deferred Tax Assets (Federal & State)	1,075,719	638,321
Gross Deferred Tax Liabilities	-	-
Less: Valuation Allowance	((1,075,719)	(638,321)
Net Deferred Tax Asset	**-**	**-**

Valuation Allowance: Based on the Company's history of recurring operating losses and negative operating cash flows, management has concluded that it is more-likely-than-not that the deferred tax assets will not be realized. Accordingly, a full valuation allowance has been established to offset the gross deferred tax assets as of December 31, 2025 and 2024.

Net Operating Loss Carryforwards: As of December 31, 2025, the Company has standalone gross federal Net Operating Loss (NOL) carryforwards of approximately $4,894,002 available to offset future taxable income. Post-2017 federal NOLs carry forward indefinitely but are limited to 80% of taxable income in any single year.
As of December 31, 2025, the Company has gross California state NOL carryforwards of approximately $542,746, which began to accumulate in 2019 and will begin to expire in 2039.

Tax Attribute Limitations: The Company's tax attributes, including Net Operating Loss carryforwards, may be subject to annual limitations under Internal Revenue Code (IRC) Sections 382 and 383 in the event of an "ownership change" (as defined by the IRC). The Company has not performed a formal Section 382/383 analysis to determine if any such ownership changes have occurred historically.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Common Control and Affiliation: Torre Labs, Inc. is a subsidiary of Emma Group, Inc., a technology holding company that maintains a controlling ownership interest in the Company. As an early-stage entity, the Company relies heavily on Emma Group to provide periodic cash contributions to fund its ongoing operations, product development, and working capital requirements.

Related Party Financing: During the periods under review, the Company received operational funding from its parent company, Emma Group, Inc., as well as a smaller number of direct transfers from the Company's CEO, Alexander Torrenegra. These periodic cash contributions were initially recorded on the balance sheet as Simple Agreements for Future Equity (SAFEs) pending the determination of their final legal structure.

On March 25, 2026, the Company's Board of Directors formally approved the reclassification of these specific financing arrangements from SAFEs to Convertible Promissory Notes. Pursuant to the executed Note Purchase Agreement, the Company issued Convertible Notes to Emma Group, Inc. for a principal balance of $1,940,000, and to Alexander Torrenegra for a principal balance of $120,000 (totaling $2,060,000 in related-party debt).

The related-party Convertible Notes carry an interest rate of 3.86% per annum, compounded annually, and have a maturity date of March 25, 2031. The notes are structured to automatically convert into shares of the Company's

capital stock upon a qualified next equity financing, subject to a pre-money valuation cap of $48,000,000 and a 10% discount (i.e., a conversion price equal to 90% of the next equity price per share).

Due to Parent Company (Related Party Payable): As of December 31, 2025 and 2024, the Company has an outstanding intercompany payable to its parent company, Emma Group, Inc., of $14,242. This balance arose from shared operational transactions between 2019 and 2022, during which Emma Group, Inc. paid certain shared operating expenses on behalf of the Company. These expenses consisted primarily of corporate headquarters overhead fees and insurance premiums (including Directors and Officers (D&O) liability and general commercial liability coverages). The payable is unsecured, non-interest bearing, and has no formal terms of repayment.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFEs) Historically, the Company has funded its early-stage operations primarily through the issuance of Simple Agreements for Future Equity (SAFEs). As of December 31, 2025, and December 31, 2024, the Company had outstanding SAFE balances of $22,429,136 and $20,524,136, respectively. These instruments are structured to automatically convert into shares of the Company's capital stock upon a qualified future equity financing round or corporate transaction.

The outstanding SAFEs were issued across multiple funding rounds and carry varying conversion terms, including discount rates of 10% and 15%. Furthermore, the SAFEs feature different pre-money and post-money valuation caps ranging from $20,000,000 to $85,000,000, with certain early-round SAFEs remaining uncapped.

NOTE 6 – EQUITY

Authorized Capital: Upon incorporation on February 4, 2019, the Company's original Certificate of Incorporation authorized the issuance of 10,000,000 shares of Common Stock with a par value of $0.0001 per share. To support its ongoing growth and equity incentive plans, the Company subsequently filed multiple amendments to its Restated Certificate of Incorporation to increase this authorized limit:

- In May 2020, the authorized limit was increased to 11,000,000 shares.
- In July 2023, the authorized limit was increased to 13,000,000 shares. This limit was in effect as of the period ended December 31, 2024.
- In March 2025, the authorized limit was further increased to 16,178,845 shares. This limit was in effect as of the period ended December 31, 2025.

The Company does not currently carry any authorized or outstanding classes of Preferred Stock.

Common Stock: As of December 31, 2025, and December 31, 2024, the Company had 9,270,988 shares and 9,000,000 and of Common Stock issued and outstanding, respectively.

Common Stock Warrants: The Company has historically issued warrants to purchase shares of its Common Stock. As of December 31, 2025, there were 129,951 Common Stock Warrants issued and outstanding

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 21, 2026, the date these financial statements were available to be issued.

During 2025, the Company received periodic cash contributions to finance operations from its holding company, Emma Group, Inc., and its CEO, Alexander Torrenegra. These transfers were initially recorded on the balance sheet as SAFE financing pending the finalization of their legal structure.

On March 25, 2026, the Company's Board of Directors formally approved the reclassification of these specific financings from SAFEs into Convertible Promissory Notes. Pursuant to the Note Purchase Agreement, the Company issued notes for a total principal balance of $2,060,000, consisting of $1,940,000 payable to Emma Group, Inc. and $120,000 payable to Alexander Torrenegra.

The Convertible Notes carry an interest rate of 3.86% per annum, compounded annually. The notes have a maturity date of March 25, 2031, which automatically extends for successive 12-month periods unless mutually agreed otherwise. The notes are designed to automatically convert into Equity Securities upon the closing of a Next Equity Financing. The conversion price will be the lesser of a $48,000,000 pre-money valuation cap price per share or a discounted conversion price equal to 90% of the next equity price per share (a 10% discount).

Formation of Crowdfunding SPV

On August 10, 2026, the Company formed Torre Labs Reg CF SPV, LLC (the "SPV"), a Delaware limited liability company, to act as a crowdfunding vehicle in connection with a planned Regulation Crowdfunding ("Reg CF") offering. The Company acts as the sole Manager of the SPV.

The SPV was organized and operates for the sole purpose of directly acquiring, holding, and disposing of securities issued by the Company. Under the terms of the SPV's Limited Liability Company Agreement, the SPV will maintain a strict one-to-one relationship between the interests issued by the SPV to crowdfunding investors and the underlying securities issued by the Company to the SPV.

All organizational, operational, and winding-up expenses of the SPV will be paid or reimbursed solely by the Company. Because the Company acts as the sole manager of the SPV, controls its activities, and is the primary beneficiary of its operations, the Company anticipates consolidating the SPV’s financial balances and activities within its financial statements upon the commencement of the Reg CF offering.

Torre Labs Reg CF SPV, LLC

(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Period: Inception - August 10, 2026

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT	3
BALANCE SHEET	4
STATEMENT OF OPERATIONS	5
STATEMENT OF CHANGES IN MEMBERS' EQUITY	6
STATEMENT OF CASH FLOWS	7
NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS	8
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	9
NOTE 3 – RELATED PARTY TRANSACTIONS	10
NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS	10
NOTE 5 – LIABILITIES AND DEBT	10
NOTE 6 – EQUITY	10
NOTE 7 – SUBSEQUENT EVENTS	11

RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Torre Labs Reg CF SPV, LLC. Management

We have reviewed the accompanying financial statements of Torre Labs Reg CF SPV, LLC (the Company) which comprise the balance sheets as of inception - August 10, 2026 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our conclusion is not modified with respect to the matter.

RNB Capital CPAs, LLC
Indianapolis, IN

August 21, 2026

BALANCE SHEET

AS OF AUGUST 10,		2026
ASSETS		
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
Current Liabilities:		
Accrued Expenses	$	219
Total Current Liabilities	$	219
TOTAL LIABILITIES	$	219
EQUITY		
Members' Capital		(219)
TOTAL EQUITY	$	(219)
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Unaudited Financial Statements

TORRE LABS REG CF SPV, LLC
STATEMENT OF OPERATIONS

PERIOD ENDED AUGUST 10,		2026
Operating Expenses		
General and Administrative Expenses	$	219
Total Operating Expenses		**219**
Total Loss from Operations	$	**(219)**
Net Income (Loss)	**$**	**(219)**

See Accompanying Notes to these Unaudited Financial Statements

TORRE LABS REG CF SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Retained Earnings	Total Members'
	Units	$ Amount	(Deficit)	Equity
Inception- Aug 10, 2026	-	-	-	-
Contribution	-	-	-	-
Distribution	-	-	-	
Net income (loss)	-	-	(219)	(219)
Ending Balance- Aug 10, 2026	-	-	(219)	(219)

See Accompanying Notes to these Unaudited Financial Statements

TORRE LABS REG CF SPV, LLC
STATEMENT OF CASH FLOWS

PERIOD ENDED AUGUST 10,		2026
OPERATING ACTIVITIES		
Net Income (Loss)	$	(219)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Expenses		219
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		219
Net Cash provided by (used in) Operating Activities	$	-
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Net Cash provided by (used in) Financing Activities	$	-
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Torre Labs Reg CF SPV, LLC (the "Company") is a Delaware limited liability company that was formed on August 10, 2026, upon the filing of its Certificate of Formation with the Secretary of State of the State of Delaware. The Company's principal office is located at 3141 Stevens Creek Blvd, #40984, San Jose, CA 95117. The Company is managed by Torre Labs, Inc. (the "Manager" or the "Crowdfunding Issuer").

The Company was organized and operates for the sole purpose of serving as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended. Its activities are strictly limited to directly acquiring, holding, and disposing of securities issued by Torre Labs, Inc. and raising capital through one or more security offerings conducted in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended.

Sponsorship and Expenses The Company's operations are entirely dependent on and sponsored by the Crowdfunding Issuer, Torre Labs, Inc. In accordance with the Company's operating agreement, all expenses incurred for the formation, ongoing operations, or future winding up of the Company are paid directly or reimbursed solely by Torre Labs, Inc..

Risks & Uncertainties:

The Company was organized for the sole purpose of serving as a crowdfunding vehicle to directly acquire, hold, and dispose of securities issued by Torre Labs, Inc. Accordingly, 100% of the Company's assets consist of private equity securities of a single issuer. The Company has no asset diversification.

The Company's financial performance and the ultimate value of its holdings are entirely linked to the business, technology, and market risks of Torre Labs, Inc. Torre Labs, Inc. operates in a highly competitive, rapidly evolving recruiting network industry and has a history of recurring operating losses and accumulated deficits as of December 31, 2025 and December 31,2 024. There is no guarantee that the underlying securities held by the Company will retain their value or achieve liquidity.

The Company operates under a specific exemption as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, and Regulation Crowdfunding under the Securities Act of 1933. Compliance with these rules requires the Company to maintain a strict, non-discretionary one-to-one relationship between the interests it issues to investors and the underlying parent securities it holds.

Any future changes in SEC regulations, or a failure by the Company or the Manager to adhere to the strict operational limits of Investment Company Act Rule 3a-9, could cause the Company to lose its exempt status. This could subject the Company to costly registration and reporting requirements under the Investment Company Act of 1940, materially disrupting its operations.

The investor security interests issued by the Company, as well as the underlying securities of Torre Labs, Inc. held by the Company, are highly illiquid. These interests have not been registered under the Securities Act of 1933 and are subject to severe legal transfer restrictions under Regulation Crowdfunding (Section 4(a)(6) of the Securities Act). Investors must be prepared to hold their investments indefinitely, as no public market exists or is expected to develop for these securities.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has no independent business

operations, revenues, or cash-generating activities. Under the terms of the Limited Liability Company Agreement, all organization, formation, ongoing operational, and future winding-up expenses of the Company are paid directly or reimbursed solely by the Crowdfunding Issuer, Torre Labs, Inc. Consequently, the Company's ability to pay its ongoing obligations and continue as a going concern is entirely dependent on the financial condition, support, and continued existence of Torre Labs, Inc. If Torre Labs, Inc. fails to perform its obligation to fund the Company's expenses, or experiences severe financial distress, it would have a material adverse impact on the Company's operational viability. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

General and Administrative

General and administrative expenses consist of formation costs.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Relationship and Management: The Company was formed to serve as a crowdfunding vehicle for Torre Labs, Inc. (the "Manager" or "Crowdfunding Issuer"). The Company is managed by Torre Labs, Inc., which holds sole administrative control over its operations. The Company's sole investment asset consists of securities issued by Torre Labs, Inc. in connection with a planned Regulation Crowdfunding offering.

Expense Absorption Agreement: Pursuant to Section I.07 of the Company's Limited Liability Company Agreement, all expenses associated with the formation, ongoing operations, and future winding up of the Company are the sole financial responsibility of, and must be paid or reimbursed by, Torre Labs, Inc. Consequently, the Company is entirely dependent upon the financial support of Torre Labs, Inc. to maintain its operations and legal existence.

Related Party Settlement of Organization Costs: During the organizational period ended August 10, 2026, the Company incurred $219.00 in filing and copying costs with the Delaware Division of Corporations via its service provider, Corporation Service Company (CSC). As of the balance sheet date, these costs are accrued as a current liability on the Company's standalone Balance Sheet.

In accordance with the Company's expense absorption agreement, Torre Labs, Inc. is committed to settling this balance directly with the service provider. Upon payment of the outstanding $219.00 by Torre Labs, Inc., the accrued liability will be derecognized, and the transaction will be recorded on the Company's books as a non-cash capital contribution from the Manager, increasing Member's Capital.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Accrued expenses consist of the following as of the balance sheet date:

Accrued Liabilities	August 10, 2026
Accrued organization and formation fees	$219.00
Total Accrued Expenses	**$219.00**

NOTE 6 – EQUITY

The Company's equity is represented by limited liability company interests designated as "Security Interests". The Company is managed by Torre Labs, Inc. (the "Manager" or "Crowdfunding Issuer"). Pursuant to the Limited Liability Company Agreement (the "LLC Agreement") and in compliance with Rule 3a-9 under the Investment Company Act of 1940, the Company is structured to maintain a strict one-to-one relationship between the Security Interests issued to crowdfunding investors and the underlying securities of Torre Labs, Inc. held by the Company. The interests match in number, denomination, type, and rights.

Initial Contributions and Related-Party Expense Absorption: No direct cash capital contributions were made by the initial members upon the Company's formation. Under Section I.07 of the LLC Agreement, all organizational,

formation, and ongoing operational expenses of the Company are the sole financial responsibility of, and must be paid or reimbursed by, the Crowdfunding Issuer, Torre Labs, Inc.
As of the balance sheet date, the Company has accrued $219.00 in state filing and copy expenses with the Delaware Secretary of State, Division of Corporations, which are the responsibility of Torre Labs, Inc. Upon direct payment of these fees to the service provider by Torre Labs, Inc., the Company will derecognize the accrued liability of $219.00, with a corresponding credit entry to Members' Capital to reflect the non-cash equity contribution from its sponsor.

Voting, Distributions, and Transfer Restrictions:

- Voting Rights: To the extent the underlying securities provide voting rights, a quorum for member meetings requires the presence of members holding a majority of the outstanding Security Interests. Most actions require a majority vote, while major decisions, such as voluntary dissolution or amendments to the LLC Agreement, require the written approval of members holding 66% of the Security Interests.
- Distributions: The Company's distribution rights are non-discretionary. If the Company receives any distributable cash or other assets from Torre Labs, Inc. pursuant to the terms of the underlying securities, the Manager is contractually obligated to distribute those assets promptly to the holders of the Security Interests on a matching one-to-one basis.
- Transfer Restrictions: Under the LLC Agreement and in compliance with Section 4(a)(6) of the Securities Act and Regulation Crowdfunding, Security Interests are highly restricted and cannot be transferred for a period of one year from the date of acquisition. Exceptions are limited to transfers back to the Crowdfunding Issuer (Torre Labs, Inc.), to an accredited investor, as part of an SEC-registered offering, or to immediate family members and controlled trusts

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 10, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 21, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

Exhibit C

PDF of Campaign Landing Page

torre.ai MARKET WHY TORRE SOLUTION TEAM TRACTION ROADMAP PERKS Founder letter INVEST NOW

Own a piece of THE global job network powered by AI.

Torre.ai is automating recruitment and job hunting with AI, and building **the AI talent agent for all**. Join the founder, a Shark on Shark Tank Colombia & Mexico, who has invested $11M of his own money, and 50+ strategic investors.


WATCH THE PITCH

INVEST NOW

SECURITY	VALUATION CAP	MINIMUM INVESTMENT
CrowdSAFE	$54.0M to $72.0M 15% better deal until September 10, 2026	$1,000

SEC FILING FORM C INVESTOR EDUCATION

Full terms are set out in Torre.ai's Form C filing with the SEC. Investors receive a CrowdSAFE, not stock today, which may convert into equity upon a future triggering event. Investing involves risk, including loss of your entire investment.


81K
72K
59K
48K
40K
AI-SCREENING INTERVIEWS
Apr May Jun Jul Aug

1K+/day	1M+	2K+	$22M+	$11M+
NEW PROFESSIONALS	CANDIDATES ON TORRE	COMPANIES USE TORRE	RAISED TO DATE	FROM THE FOUNDER

FOUNDED BY ALEXANDER TORRENEGRA, RECOGNIZED BY

SHARKTANK Innovators Under 35 WORLD ECONOMIC FORUM ENDEAVOR

STRATEGIC INVESTORS

Backed by people who've built industry giants.

Over 50 global investors have put $22M into Torre.

Edrizio de la Cruz
Former **Y Combinator** partner · Founder of Arcus (acquired by **Mastercard**)

Kass & Mike Lazerow
Co-founders of Buddy Media (acquired by **Salesforce** for $689M) · Founders of Velvet Sea Capital

Brian Requarth
Founder of VivaReal (acquired by **Naspers** for $550M) · Founder of Latitud Ventures

Rodrigo Schmidt
Fmr. Head of Engineering at **Meta and Instagram** · PhD, Computer Science

Mike Shoemaker
Former head of **Uber** in Latin America · Managed 500K+ Uber drivers

COMPANIES WHERE OUR INVESTORS BUILT THEIR CAREERS

Y Combinator Meta salesforce Instagram Uber mastercard

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success. No compensation was provided for these testimonials unless explicitly stated.

WHY THEY INVESTED

In their own words.

"

I invested in Torre because it's an amazing tool that we actually use. We don't have external recruiters. All we use is Torre now. Investing was a no-brainer for me.

Edrizio de la Cruz
Investor in Torre · Former Y Combinator partner · Founder of Arcus (acq. by Mastercard)

Y Combinator mastercard



"

Torre.ai is building the essential infrastructure for the future of work. They've created a powerful network effect that is scaling rapidly.

Rodrigo Schmidt
Investor in Torre · Fmr. Head of Engineering at Meta and Instagram

Meta Instagram



"

Torre is going after one of the biggest opportunities globally: recruitment. At the center of it is AI. Join us as we build this incredible business and transform one of the most important sectors of the economy.

Brian Requarth
Investor in Torre · Founder of VivaReal (acquired by Naspers for $550M)

VivaReal NASPERS



The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success. No compensation was provided for these testimonials unless explicitly stated.

THE MARKET

It's a $690 billion market.

A market that has already produced many $1B+ businesses, and it's still fragmented across 4,000+ job boards and 72,000 staffing companies.

4K+	72K+	1.6B
JOB BOARDS	STAFFING FIRMS	VACANCIES PER YEAR

LinkedIn	workday	indeed
$17B	$8.5B	$4.8B
YEARLY REVENUE	YEARLY REVENUE	YEARLY REVENUE

Comparisons to other companies are for informational purposes only and are not a guarantee of future results.

Sources: Mordor Intelligence, Recruiting Market report ($690B/y market size) and RecruitBPM, How many recruiting firms are there globally (72K+ staffing firms), and Statista, Monthly job hires and separations in the United States (1.6B vacancies per year, extrapolated to the global population of 8.1b).

Not even LinkedIn has engaged most humans of working age. By far. Torre is heading there.

5.26 billion people are of working age. The biggest job platforms reach a fraction of them. The global job network is still up for grabs.

Sources: Meta (Facebook): DemandSage, Business of Apps · Indeed: Sci-Tech Today · LinkedIn: DemandSage · Glassdoor: Expanded Ramblings · Computrabajo: extrapolation from Similarweb traffic and other sources · LinkedIn penetration: Talent Intelligence Collective


5.26b humans of working age
3.1b Meta monthly active users (MAU)
330m Indeed MAU
310m LinkedIn MAU
63m Glassdoor MAU
10m Computrabajo MAU

LinkedIn market penetration.

Darker = higher penetration. Most of the world is still barely reached.



Source: Talent Intelligence Collective: LinkedIn's penetration rate by country

THE PROBLEM

Work is broken on both sides.

Recruitment hasn't kept up with the way the world actually works. Four problems compound each other:

PROBLEM #1

Job hunting is stressful.

49% of job seekers reported **negative impacts on their mental health**[1]

PROBLEM #2

Recruitment is slow, inaccurate and costly.

90% of recruiters **report trouble recruiting**[2]

PROBLEM #3

Traditional recruitment is no match for the new full-time + flexible workforce.

62% of US adults **earn money from gig work**[3]

PROBLEM #4

Recruiters use AI to spam and filter; candidates use AI to mass-apply.

AIs spamming AIs

Millions of chickens 🐔 with their heads cut off: **inefficiency, waste, and exclusion**.

Sources: 1. Resume Genius, Job Search Statistics 2. Statista, Monthly job hires and separations in the United States, extrapolated to the global population of 8.1b 3. TransUnion, gig-work income research

THE SOLUTION IS TORRE.AI

We're automating recruitment and job hunting with AI.

Not another job board. An AI talent agent that works for every professional and every company, evaluating every person for every job in real time.

Torre is the AI talent agent for millions of professionals.

Candidates chat with Emma, Torre's AI, the same way they'd text a friend: on WhatsApp, on the web, in the app. Emma applies for them, pre-screens them, and gives every applicant actionable feedback.

Companies get a recruitment operating system that screens, ranks, follows up, and matches candidates to teams, automatically.

AVAILABLE ON WhatsApp Web Android iOS API MCP




torre.ai

AI agents summon a human workforce through Torre's API + MCP.

Traditional job boards and professional social networks are legacy products that block AI agents. Torre is AI-native: it offers APIs and MCPs for agentic automation, so the assistants people already use can hire, and get hired, through Torre.

Determining whether a candidate matches a job takes Torre about 100 milliseconds, versus minutes of back-and-forth between two negotiating AI agents.

OTHERS	TORRE
Others use AI to **shred candidates** automatically	Torre uses AI to develop **close relationships**
With others, applications go into a **black hole**	With Torre, every applicant gets **actionable feedback**
Traditional job boards and professional social networks are legacy products that **block AI agents**	Torre is **AI-native**: APIs and MCPs for agentic automation

These comparisons reflect our own observations from our extensive experience in the recruitment market and are for informational purposes only.

THE TEAM

The perfect pedigree to go beyond the US.


IMAGE © SONY PICTURES TELEVISION · SHARK TANK COLOMBIA

VIEW SHARK TANK VIDEOS

Read letter by Alexander

Founded by Alexander Torrenegra.

- Tech **'Shark'** in Shark Tank Colombia & Mexico
- Bootstrapped **Voice123** to $200M+ GMV (sold to PE)
- **MIT** Innovator Under 35
- **World Economic Forum's** Young Global Leader
- **Endeavor** Entrepreneur
- Invested **$11M of his own money** in Torre

Juan Domínguez
HEAD OF GROWTH
3x tech founder with vast experience in two-sided marketplaces. Systems Engineer and Industrial Engineer turned growth hacker.

Renan Peixoto
HEAD OF ENGINEERING
10+ years leading global tech and AI teams. B.Sc. in Computer Science and Software Engineering with multiple published papers.

Catalina Morales
HEAD OF OPERATIONS
Industrial Engineer. Joined Torre's operations team as an apprentice and now leads it.

TRACTION

Torre.ai is growing 43% quarter over quarter†, with acquisition costs trending down to $0.

Growth is driven by retention and word of mouth: native virality, network effects, reputation loops, and data loops are kicking in.


New companies joining
334
291
379
437
450
431
540
628
J F M A M J J A


AI-screening interviews
37K
37K
40K
40K
48K
59K
72K
81K
J F M A M J J A


Candidate/company matches†
8K
9K
9K
11K
13K
19K
21K
23K
J F M A M J J A

† Average of the compounded quarter-over-quarter growth rates of the three metrics above — new companies joining, AI-screening interviews and candidate/company matches — January–August 2026: each metric's growth over the period, expressed as the equivalent rate per quarter (seven months is 2⅓ quarters), then averaged. A candidate/company match is defined in the disclosures below.

↘ **Our own costs are trending down to $0.** Company acquisition cost per user has fallen from $325 to nearly zero, and AI agent interaction cost has dropped over 80%. Margins improve as the network grows.

ADOPTION

Used by 2,000+ companies, adding more every day.

From solo founders to global enterprises like Publicis Groupe and Cornershop by Uber, companies use Torre to fill roles across engineering, sales, marketing, operations, and beyond.


Used by
2,000+
companies

LIVE ACTIVITY

Torre.ai, right now.

A real-time feed of the matches, applications, and connections happening on the network as you read this.

Real-time user activity

- User D.C. updated their professional genome — a few seconds ago
- User D. updated their professional genome — a few seconds ago
- Candidate G.C. applied to Coordinador/a de Operaciones — a few seconds ago
- Applicant D.C. answered an AI screening question for Ejecutivo Comercial B2B — a few seconds ago
- User P.A. updated their professional genome — a few seconds ago
- New anonymous visitor viewed Project Manager — a few seconds ago
- User G.C. updated their professional genome — a few seconds ago



This is not a demo. This is real-time activity.
Sep 14, 10:20:37

Real-time AI thinking

- Invited candidate S.S. to Fractional Principal ML Systems Engineer — Large-Scale AI Pretraining — a few seconds ago
- Emma followed up with candidate F.H. — a few seconds ago
- Emma followed up with candidate L.B. — a few seconds ago
- Calculated AI vectors for candidate S.N. — a few seconds ago
- Invited candidate D. to Sales Support Coordinator — a few seconds ago
- Calculated AI vectors for candidate P.A. — a few seconds ago
- Emma asked applicant O.A. an AI screening question for Project Management Assistant — a few seconds ago

ROADMAP

From remote jobs to THE global job network.

Torre grows from remote to local, and will expand from West to East.

DONE

Build AI that automates recruitment and job hunting

1M+ candidates, 2K+ companies, and a matching engine that evaluates a candidate for a job in about 100 milliseconds.

IN PROGRESS

Become the global network of remote jobs

The bar: constant 10% week-over-week growth in network interactions, until word of mouth compounds on its own.

NEXT

Grow the revenue engines that fund the mission

As the network grows, it's now time to scale monetization using the strategy below.

THEN

Expand into local jobs

City by city, community by community: the subtorre strategy below, run hundreds of times.

THE END GOAL

Become THE global job network: real-time liquidity of jobs and candidates

We are building for a billion professionals and 100 million hires a year.

REVENUE ROADMAP

Next: monetize the network.

Torre's monetization model is freemium to avoid slowing down network effects. Free for companies and professionals, with premium offerings that give them superpowers:

Companies

RECRUIT BETTER, FASTER

- **Torre Reach**: additional applicants for job posts
  VALIDATED AND READY TO SCALE
  1,000+ PAID PILOTS!
- **Torre Headhunt**: recruit passive candidates
  JUST LAUNCHED
- **Torre OS**: automation tools
  BEING VALIDATED
- **Background checks**
  COMING SOON
- **Staffing and payroll services**
  COMING SOON

Job seekers

GET HIRED, GET AHEAD

- **Torre Pro**: priority access to jobs
  JUST LAUNCHED
- **Referrals** to educational offerings
  COMING SOON
- **Advertising**
  COMING SOON
- **Talent-agent commissions**: like athletes and artists
  PLANNED

Governments

SEE FURTHER, PLAN BETTER

- **Torre Observatory**: labor-market stats
  COMING SOON
- **Subtorres**: job networks for their citizens
  COMING SOON

We anticipate strong revenue growth; however, projections are subject to network growth, economic factors, and market competition, and actual outcomes will likely differ. This page contains forward-looking statements, including statements about anticipated growth, revenue, products marked "coming soon," market opportunity and business plans. They can be identified by words such as "anticipate," "expect," "plan," "believe," "will," "may" and similar expressions, and they reflect management's current expectations and assumptions as of the date of this page. They are subject to known and unknown risks, uncertainties and other factors, including those described in the Risk Factors of our Form C, that could cause actual results to differ materially from those expressed or implied. Past performance is not indicative of future results. We undertake no obligation to update any forward-looking statement, except as required by law.

Torre grows from remote to local.


Remote jobs
Hybrid jobs
Local jobs

...and will expand from West to East.



GROWTH STRATEGY

Subtorres will be to Torre as subreddits are to Reddit.

Job networks for communities. Targeting hundreds of collaborations within the next year. Then, tens of thousands.

01 **University subtorres**
Every campus, its own job network

02 **City subtorres**
Local jobs, city by city

03 **Influencer subtorres**
Audiences become talent pools

04 **TV network subtorres**
Mass reach, mass hiring

05 **Online-group subtorres**
Communities that hire together

DEFENSIBILITY

Three compounding moats.

Network effects

More companies bring more candidates. More candidates bring more companies. Value compounds on both sides, and Torre's freemium model doesn't slow it down.

Reputation loops

Better reputation attracts better candidates and better jobs, which builds more reputation. References, reviews, and professional genomes keep compounding.

Data loops

More usage creates more data. More data creates better matches. Better matches drive more usage. 100+ matching factors and 9 types of applied AI get smarter every day.

THE RESULT

AI-resilient

As AI changes the workforce, it helps us: as technology forces people to switch jobs and careers more often, Torre becomes the essential bridge for that transition into the human-touch economy.

Recession-resilient

Torre makes money whether the economy is good or bad, because it doesn't rely on just one side of the market. Booming economy: companies pay. Slow economy: job seekers do.

COMPETITION

A serious head start and a competitive advantage.

CAPABILITY	TORRE	AI-INTERVIEW TOOLS	ATSS	TRADITIONAL JOB BOARDS	PROFESSIONAL SOCIAL NETWORKS
Network effects	☑	☐	☐	◩	◩
Monetization that doesn't slow network effects	☑	☐	☐	☐	☐
AI-native	☑	◩	☐	☐	☐
Replaces recruiters	☑	◩	☐	☐	☐
Open ecosystem	☑	☐	◩	☐	☐
Professional genomes instead of résumés	☑	☐	☐	☐	☐
Candidate-to-team matching	☑	☐	☐	☐	☐
Automated cultural-fit scoring	☑	☐	☐	☐	☐
Remote, full-time, and gig-friendly	☑	◩	☐	☐	☐

These comparisons reflect our own observations from our extensive experience in the recruitment market and are for informational purposes only.

WHAT USERS SAY

Loved on both sides of the table.



"

You treat people with care. It feels personalized.

Mireyal Meciga
Candidate on Torre

"Other platforms just send me resumes, but Torre does the work for me."

"Effective candidate follow up that we simply can't do."

"10 great senior iOS devs in just two weeks. Not an easy feat!"

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success. No compensation was provided for these testimonials unless explicitly stated.

INVESTOR PERKS

Being early should feel like it.

From $2,500 up, the larger the investment the lower the valuation cap. Investments made by September 10, 2026 get a further 15% off. Every tier includes all the perks of the tiers before it.

OG FUNDER · FROM

$1,000

15% off until September 10, 2026

✓ **$61.20M** valuation cap

PLUS

The OG-funder badge on your Torre profile, with your position in the investors list. It stays for as long as Torre exists, and every recruiter, candidate and company who opens your profile sees that you were here first.

PRO · FROM

$2,500

2% extra discount
↳ **+15%** until September 10, 2026

✓ **$59.76M** valuation cap

PLUS

Ten years of profile boosting: see matching jobs earlier, more visibility when companies search, and direct messaging with hiring managers.

+ EVERYTHING ABOVE

INNER CIRCLE · FROM

$10,000

4% extra discount
↳ **+15%** until September 10, 2026

✓ **$58.32M** valuation cap

PLUS

A private, 60-minute consultancy session with a senior member of the Torre team. Come with a role you can't fill, a career move you're weighing, or an AI workflow you want to build, and leave with a plan you can run.

+ EVERYTHING ABOVE

ADVISOR ACCESS · FROM

$25,000

6% extra discount
↳ **+15%** until September 10, 2026

✓ **$56.88M** valuation cap

PLUS

A private, 60-minute one-on-one session with the founder: a deep dive on your career, your hiring, or building with AI.

+ EVERYTHING ABOVE

FOUNDER'S GUEST · FROM

$100,000

8% extra discount
↳ **+15%** until September 10, 2026

✓ **$55.44M** valuation cap

PLUS

An afternoon and dinner for two with the founder in Napa, north of San Francisco. An unforgettable experience in wine country.

+ EVERYTHING ABOVE

NAPA EXPERIENCE · FROM

$250,000

10% extra discount
↳ **+15%** until September 10, 2026

✓ **$54.00M** valuation cap

PLUS

A full weekend for two in Napa: wine country experiences and a stay at the founder's Napa estate. The ultimate way to celebrate backing the future of work.

+ EVERYTHING ABOVE

The valuation cap shown in each tier is an offering term, not a perk: it is the cap that applies to an investment of that size, as set out in our Form C. It assumes an investment made by September 10, 2026: the tier's volume discount plus the time-based 15%, both off the $72.00M base. The 15% does not apply after that date, and this page is updated when the deadline changes. Perks are provided by Torre.ai and are in addition to, not part of, your investment; they depend on Torre's continued operation, are non-transferable, and have no cash value. Experience perks (in-person tiers) exclude travel and must be scheduled within 18 months of the offering closing; a virtual or alternative option will be offered if an in-person experience isn't possible.

A LETTER FROM THE FOUNDER

Read this before you invest.

Dear prospective investor,

Before you read any further, I want to be direct with you about the most important thing: the outcome of your investment in Torre is likely to be binary. You will either make significant returns or you will lose your money entirely. It is unlikely to be much in between.

CONTINUE READING THE LETTER ↓

INVEST IN TORRE.AI

Join the round.

Given that we are a network, crowdfunding is a strategic move: the more people are vested in Torre's success, the faster the network will grow. It's a flywheel. Investing in startups is risky. Read the risk factors in the Form C and the disclosures at the bottom of this page before you invest.

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- Why invest in startups?
- How much can I invest?
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- Exceptions to limitations on selling shares during the one-year lockup period
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- What is the Company's pre-money valuation?

Torre Labs Reg CF SPV, LLC (the "Company") is offering Crowd Simple Agreements for Future Equity ("CrowdSAFEs") rather than shares of stock at a fixed price. Accordingly, investors should evaluate this offering primarily on the valuation cap rather than an implied company valuation.

The CrowdSAFE includes a **base valuation cap of $72 million**. The valuation cap is used to determine the price at which the CrowdSAFE may convert into equity upon the occurrence of a future conversion event, subject to the terms of the CrowdSAFE. The valuation cap is not necessarily the company's current valuation, an appraisal of its fair market value, or the valuation that will apply in a future financing.

Investors purchasing CrowdSAFEs do not receive an immediate equity interest in the company. The CrowdSAFE may convert into equity only if a conversion event specified in the CrowdSAFE occurs.

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torre.ai — Torre Labs Reg CF SPV, LLC · San Jose, CA · SEC Filing · Offering Circular — INVEST NOW

Disclosures

† A candidate/company match is counted when a candidate applies to a job opening, goes through Torre's AI pre-screening and interview, and the hiring company then reviews that candidate and decides to get in touch: a two-sided match. We can't track all hires, and it should be assumed that only a portion of matches result in an actual hire or work engagement.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

Investments in private placements, and start-up investments in particular, are long-term, illiquid, speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

Forward looking statements were included here that the Company believes to be accurate given the current information. They involve known and unknown risks, uncertainties and other important factors which if changed may affect the outcome(s).

Past performance is not indicative of future results. Any investment or financial decisions made based on past data should not be considered a guarantee of future performance. Always consult with a qualified financial advisor or professional before making investment decisions.

The testimonials presented are the opinions of the individuals providing them. They may not represent the experience of all clients or investors and are not a guarantee of future performance or success. No compensation was provided for these testimonials unless explicitly stated.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.
DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Offering documents. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Torre Labs Reg CF SPV, LLC has filed a Form C with the Securities and Exchange Commission in connection with its offering, a copy of which may be obtained here: [FORM C ON EDGAR — LINK].

No approval. Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved, passed upon, or endorsed the merits of this offering or the accuracy or adequacy of any offering materials. Any representation to the contrary is a criminal offense.

Metrics. Traction figures (candidates, companies, growth, and revenue) are internal, unaudited management figures as of August 2026 unless otherwise noted, and are subject to the sourcing footnotes shown alongside them. Reviewed or audited financial statements will be provided in the Form C.

Exhibit D

Crowd SAFE with Issuer

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

PURCHASERS OUTSIDE OF THE UNITED STATES ARE RESPONSIBLE FOR FULLY OBSERVING THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Torre Labs, Inc.

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

Series 2026

THIS CERTIFIES THAT in exchange for the payment by [INVESTOR NAME] (the "Investor", and together with all other purchasers of Series 2026 Crowd SAFEs of the Company, the "Investors") of $[__________] (the "Purchase Amount") on or about [DATE], effective as of [ISSUANCE DATE] (the "Issuance Date"), Torre Labs, Inc., a Delaware corporation (the "Company"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (as defined below), subject to the terms set forth below.

The "Valuation Cap" is $72,000,000.

See Section 2 for certain additional defined terms.

1. Events

(a) Equity Financing.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)–(d) (the "First Equity Financing"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's decision, in its sole discretion, to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)–(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's

decision, in its sole discretion, to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the Subsequent Equity Financing Price.

(b) Liquidity Event.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Company shall, within five (5) business days of the consummation of the Liquidity Event, provide a notice to the Investor of such Liquidity Event (the "Liquidity Event Notice"). The Investor may elect, by written notice delivered to the Company within thirty (30) days of receiving the Liquidity Event Notice, to receive a cash payment equal to the Purchase Amount (subject to Section 1(b)(iii)) (the "Cash-Out Option"). If the Investor does not timely elect the Cash-Out Option, the Investor will automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the quotient of (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

(ii) If there is a Liquidity Event following any Equity Financing but before the termination of this instrument, the Investor may elect the Cash-Out Option in the manner and within the period described in Section 1(b)(i). If the Investor does not timely elect the Cash-Out Option, the Investor will automatically receive from the Company a number of shares of the most recently issued Preferred Stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as, and pari passu with, the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(iii) In connection with the Cash-Out Option, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs and SAFEs who have similarly elected a cash payment (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(iv) If the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to this Section 1(b) would violate applicable law, rule or regulation, then the Company shall deliver to the Investor in lieu thereof a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors; provided that any such payment shall be treated as a payment to a Cash-Out Investor for purposes of Section 1(b)(iii) and shall be subject to the same priority and pro rata reduction described therein.

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(b)–(d), subject to the preferences applicable to any series of Preferred Stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among (i) the Investors (on an as-converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all holders of other SAFEs and instruments sharing in the distribution of proceeds of the Company at

the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

(d) Termination. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur of: (i) the issuance of shares of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the "beneficial owner" (as defined in Rule 13d-3 under such Act), directly or indirectly, of more than fifty percent (50%) of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity, or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Common Stock" means the common stock of the Company.

"Dissolution Event" means (i) a voluntary termination of operations of the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Equity Financing" means the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalents (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"First Equity Financing Price" means (i) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Capital Stock sold in the First Equity Financing; or (ii) otherwise, the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization as of immediately prior to the First Equity Financing.

"Fully Diluted Capitalization" means the aggregate number, as of immediately prior to the First Equity Financing or Subsequent Equity Financing, as applicable, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested

options or warrants to purchase Capital Stock, but excluding (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan, (ii) any SAFEs, including this instrument, (iii) convertible promissory notes and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"IPO" means (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to a registration statement filed with the United States Securities and Exchange Commission (the "SEC") and declared effective to enable the sale of Capital Stock by the Company to the public, resulting in such equity securities being listed for trading or quoted on a recognized national securities exchange; (B) the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) that is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs, including this instrument; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"Liquidity Event" means a Change of Control or an IPO.

"Preferred Stock" means the preferred stock of the Company.

"Regulation CF" means Regulation Crowdfunding promulgated under the Securities Act.

"SAFE" means any simple agreement for future equity (or other similar agreement), including this Crowd SAFE and any other Crowd SAFE that may be issued, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"Subsequent Equity Financing Price" means (i) if the pre-money valuation of the Company immediately prior to the Subsequent Equity Financing is less than or equal to the Valuation Cap, the lowest price per share of the Capital Stock sold in the Subsequent Equity Financing; or (ii) otherwise, the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization as of immediately prior to the Subsequent Equity Financing.

3. Company Representations

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of, the rights of others.

4. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account, for investment purposes and not with a view to, or for sale in connection with, any distribution thereof. The Investor understands that this instrument and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things,

the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested with respect to this instrument, and the Investor has had an opportunity to discuss the Company's business, management and financial affairs with the Company's management. The Investor understands that an investment in this instrument involves a high degree of risk and is able to fend for itself, can bear the economic risk of its investment, including its total loss, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of this investment.

(f) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument or the securities to be acquired by the Investor hereunder.

5. Proxy

(a) By purchasing this instrument, the Investor hereby appoints the Chief Executive Officer of the Company, or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote and take all actions with regard to this instrument and any securities issued upon its conversion, (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the Chief Executive Officer determines is necessary or appropriate at the Chief Executive Officer's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the Chief Executive Officer for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument and any securities issued upon its conversion. However, the proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years after the Issuance Date of this instrument. The Chief Executive Officer is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the Chief Executive Officer, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to this Section (collectively, the "***Proxy***"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities

on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "***Proxy Losses***") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any securities held by the Investor into a special-purpose vehicle or other entity designed to aggregate the interests of holders of this instrument and any securities issued upon its conversion.

(e) If any provision of rights granted to the Proxy or any part of any this Section 5 is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (i) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (ii) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (iii) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Section 5. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Section 5 is separable from every other part of such provision.

6. Survival of Representations and Indemnity

The representations, warranties and covenants made by the Investor herein shall survive the termination of this instrument. The Investor agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Investor to comply with any covenant or agreement made by the Investor herein or in any other document furnished by the Investor to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction

This instrument shall be governed and construed in accordance with the laws of the State of Delaware without regard to conflicts of law principles.

EACH OF THE INVESTOR AND THE COMPANY CONSENTS TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR ALTERNATIVELY IF THAT IS NOT ENFORCEABLE COMPETENT FEDERAL COURTS WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS INSTRUMENT NOT ARISING UNDER THE EXCHANGE ACT (INCLUDING DERIVATIVE ACTIONS) MAY BE LITIGATED IN SUCH COURTS. EACH OF INVESTOR AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON-CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS INSTRUMENT NOT ARISING UNDER THE EXCHANGE ACT (INCLUDING DERIVATIVE ACTIONS). EACH OF INVESTOR AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS PROVIDED WITH THE SIGNATURE PAGE OF THIS INSTRUMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE AND INCLUDING CLAIMS UNDER THE FEDERAL SECURITIES LAWS) ARISING OUT OF OR RELATING TO THIS INSTRUMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS INSTRUMENT. IN THE EVENT OF LITIGATION, THIS INSTRUMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT. BY AGREEING TO THIS WAIVER, THE INVESTOR IS NOT DEEMED TO WAIVE THE COMPANY'S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

8. Miscellaneous

(a) Any provision other than Section 7 of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the holders of a majority, in the aggregate, of the Purchase Amounts paid to the Company for all Series 2026 Crowd SAFEs outstanding at the time of such amendment, waiver or modification. For the avoidance of doubt, any consent given under clause (ii) of this Section 6(a) must be given by the holders themselves (or by an agent acting on the express written instructions of such holders with respect to the specific amendment, waiver or modification), and no consent given by the Proxy at the sole direction of the Proxy shall satisfy the requirements of this Section 8(a).

(b) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or forty-eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise, until shares have been issued upon the terms described herein.

(d) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of the Investor's death or disability, or (ii) to any other entity who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the Investor, including, without limitation, a general partner or managing member of the Investor; and provided, further, that any transfer must comply with the restrictions of Rule 501 of Regulation CF during the one-year period beginning on the Issuance Date, such that this instrument may only be transferred during that period (1) to the Company, (2) to an accredited investor within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.

(e) In the event any one or more of the provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this instrument operate or would prospectively operate to invalidate this instrument, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this instrument, and the remaining provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced or disturbed thereby.

(f) The parties acknowledge and agree that for United States federal and state income tax purposes this instrument is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this instrument consistently with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered as of the Issuance Date.

Torre Labs, Inc.

By: ___________________________________

Name: Alexander Torrenegra

Title: Chief Executive Officer

INVESTOR:

By: ___________________________________

Name: [__________]

Address / Email: [__________]

Exhibit E

Subscription Agreement with Co-Issuer and Investor

Torre Labs, Inc – “Crowdfunding Issuer”

Torre Labs Reg CF SPV, LLC - “The Company”

REGULATION CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE “INTERMEDIARY”). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY’S WEBSITE (COLLECTIVELY, THE “OFFERING MATERIALS”) OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR’S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL

ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Torre Labs Reg CF SPV, LLC
c/o Torre Labs, Inc
3141 Stevens Creek Blvd, #40984 , San Jose, CA, 95117

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of Torre Labs Reg CF SPV, LLC, a Delaware Limited Liability Company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, to acquire those certain SAFE notes (the "**SAFEs**") from Torre Labs, Inc, a Delaware Corporation (the "**Crowdfunding Issuer**") upon the terms described in the Form C Offering Statement of the Crowdfunding Issued (the "**Offering Statement**"). The Securities being subscribed for under this Subscription Agreement constitute membership interests of the Company which relate to SAFE issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

(ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

(iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

(iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with

the Crowdfunding Issuer. Further, the Crowdfunding Issuer as "Nominee Designee" for the SAFEs will direct DealMaker as "Nominee" to take all actions on behalf of Subscriber as it pertains to the effecting the terms of the SAFEs.

(d) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e) The aggregate value of Securities sold shall not exceed $1,229,999.18 (including Investor Transaction Fees) (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 30, 2027. (the "Termination Date"). Providing that subscriptions for $25,000.43 worth of Securities are received, which also includes a 3.5% Investor Processing Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow Arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4. Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of

each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have “knowledge” of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have “knowledge” of a particular fact or other matter if one of the Company’s or Crowdfunding Issuer’s current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Crowdfunding Issuer is a Corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a Limited Liability Company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d) Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company’s and Crowdfunding Issuer’s powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No Filings. Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution,

delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) Litigation. Except as set forth in the Offering Materials, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their

resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h) Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Transfer Restrictions.

(a) "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration

statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF THE COMPANY, FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPABY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED

AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b) Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8. Governing Law; Jurisdiction.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH

BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9. Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Wilmington, Delaware. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Wilmington, State of Delaware. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

10. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

Torre Labs Reg CF SPV, LLC
c/o Torre Labs, Inc
at 3141 Stevens Creek Blvd at 3141 #40984, San Jose, CA, 95117

If to the Crowdfunding Issuer, to:

Torre Labs, Inc
3141 Stevens Creek Blvd, #40984 , San Jose, CA, 95117

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

TORRE.AI

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase SAFE of TORRE.AI by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **SAFE**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

TORRE.AI

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: TORRE.AI (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased SAFE, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: SAFE	Issuer: TORRE.AI (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **TORRE.AI** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: TORRE.AI (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:

(Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in TORRE.AI's offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in TORRE.AI’s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

Exhibit F

Co-Issuer Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT

This Limited Liability Company Agreement (this "**Agreement**") of Torre Labs Reg CF SPV, LLC a Delaware limited liability company (the "**Company**"), is entered into as of August 6, 2026 by and among the Company, Torre Labs, Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Unless otherwise noted or defined elsewhere in this Agreement, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in ARTICLE X.

RECITALS

Whereas, the Company is being formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

Whereas, the Company will undertake the limited purpose of acquiring, holding, and disposing of securities (the "**Securities**") issued by Torre Labs, Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

Whereas, it is the intent of the Company to issue interests (the "**Security Interests**") that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Manager to the Company pursuant to Regulation Crowdfunding.

Now therefore, the Company, its Manager, and the Members agree as follows:

ARTICLE I
Organizational Matters

Section I.01 Name. The name of the Company is Torre Labs Reg CF SPV, LLC.

Section I.02 Principal Office. The principal office of the Company is located at 3141 Stevens Creek Blvd, #40984, San Jose, CA 95117, or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section I.03 Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section I.04 Purpose; Powers.

(a) The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b) If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle".

Section I.05 Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section I.06 Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section I.07 Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II
Members

Section II.01 Members. The names, mailing addresses, and Security Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Security Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule.

Section II.02 Initial Member. The Manager shall be the initial Member of the Company until the Company first admits Members in accordance with Section II.03. Upon admission of such Members in accordance with Section II.03, the Manager shall no longer be a Member of the Company.

Section II.03 Purchase Contributions; No Withdrawals.

(a) The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the "**Purchase**

Contributions") set out in the Members Schedule. No Member is required to make additional capital contributions to the Company.

(b) No Member shall be entitled to withdraw any part of a Purchase Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section II.04 Admission of Additional Members.

(a) Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted the Company, or (ii) a Transfer of Security Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a Permitted Transfer) of Security Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Security Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Security Interests.

Section II.05 No Withdrawal; Death of Member.

(a) So long as a Member continues to hold any Security Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Security Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b) The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Security Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; provided, that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section II.06 Certification of Security Interests.

(a) The Company may, but shall not be required to, issue certificates evidencing Security Interests in the Company.

(b) Security Interests shall be reflected in the books and records of the Company as Units.

(c) If the Manager shall issue certificates representing Security Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Security Interests shall bear a legend substantially in the following form:

THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE SECURITY INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER. THE TRANSER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section II.07 Meetings.

(a) To the extent the Securities, and thus the Security Interests, provide the right to vote, or require approval of the holders of the Security Interests, meetings of the Members may be called by the Manager.

(b) Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may

designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c) Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e) The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided*, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Security Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g) Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Security Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Security Interests.

Section II.08 Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting,

without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes/all Members entitled to vote on the matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III
Management

Section III.01 Management of the Company. Subject to the provisions of Section 3.02 and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section III.02 Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Security Interests, the Company shall not, and shall not enter into any commitment to:

(a) Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; *provided* that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Security Interests in accordance with this Agreement.

(b) Issue additional Security Interests or other securities, except in connection with a Transfer of Security Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), admit additional Members to the Company.

(c) Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; *provided that* no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Security Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section III.03 Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company

Act , except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a) Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b) Making any loan or advance to, or a capital contribution or investment in, any Person.

(c) Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d) Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section III.04 Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section III.05 Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding 66% of the Security Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Security Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section III.06 Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV
Allocations

Section IV.01 Allocation of Profits and Losses.

(a) All items of income, gain, loss, deduction and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Security Interests.

(b) Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Security Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V
Distributions

Section V.01 Distributions.

(a) In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Security Interests on a one-to-one basis as if the holders of the Security Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Security Interests.

(b) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI
Transfers

Section VI.01 General Restrictions on Transfer.

(a) No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Security Interests to a Person not already a Member of the

Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b) Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Security Interests:

(i) except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii) if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii) if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv) if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c) Any Transfer or attempted Transfer of any Security Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d) Except as provided in Section 2.04(b), no Transfer (including a Permitted Transfer) of Security Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a Permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e) For the avoidance of doubt, any Transfer of a Security Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Security Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Security Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section VI.02 Further Restrictions on Transfer.

(a) During the one-year period beginning on the date on which it acquired the Security Interest, a Member may not transfer such Security Interest except:

(b) To the Crowdfunding Issuer;

(c) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(d) As part of an offering registered under the Securities Act; or

(e) To a member of the Security Interest holder's family or the equivalent, to a trust controlled by the Security Interest holder, to a trust created for the benefit of a member of the family of the Security Interest holder or equivalent, or in connection with the death or divorce of the Security Interest or other similar circumstance.

ARTICLE VII
No Personal Liability and Indemnification

Section VII.01 No Personal Liability: Members; Manager.

(a) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b) Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section VII.02 Indemnification.

(a) To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member or any other Person shall have any personal liability to contribute to

such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b) Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c) For purposes of this Section 7.02, "**Covered Person**" means (i) each Member whom the Manager has designated as an agent of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII
Reports, Accounting and Tax Matters

Section VIII.01 Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section VIII.02 Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section VIII.03 Tax Matters Representative.

(a) Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding

66% of the Security Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the Security Interests of the Company shall appoint a new Tax Matters Representative.

(b) Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c) US Federal Tax Proceedings. .To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Security Interests.

(e) Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section VIII.04 Tax Returns.

(a) At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b) Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section VIII.05 Reports under Regulation Crowdfunding

(a) The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b) The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX
Dissolution and Liquidation

Section IX.01 Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) An election to dissolve the Company made by holders of a 66% of the Security Interests;

(b) The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Crowdfunding Issuer;

(c) Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d) The entry of a decree of judicial dissolution under of the Delaware Act.

Section IX.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been canceled as provided in Section 9.04.

Section IX.03 Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a) The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle".

(b) As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) The Liquidator shall transfer ownership of the Securities to the Security Interest holders.

(d) The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i) First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section IX.04 Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X
Definitions

Section X.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a) "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "**control**" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "**controlling**" and "**controlled**" shall have correlative meanings.

(b) "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c) "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on August 6, 2026.

(d) "**Code**" means the Internal Revenue Code of 1986, as amended.

(e) "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f) "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g) "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h) "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i) "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(j) "**Manager**" means, initially, Torre Labs, Inc. or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(k) "**Security Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act..

(l) "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)"**Securities**" means the underlying securities of the Crowdfunding Issuer issued in a Regulation CF offering.

(n) "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o) "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Security Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

ARTICLE XI
Miscellaneous

Section XI.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section XI.02 Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware, in each case located in the City of Wilmington and County of New Castle. Each of the parties hereby irrevocably consents to the jurisdiction of

such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section XI.03 Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section XI.04 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section XI.05 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a) when delivered by hand;

(b) when received by the addressee if sent by a nationally recognized overnight courier;

(c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d) on the [third] day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	251 Little Falls Drive Wilmington, Delaware 19808 Email: a@torre.ai Attention: Chief Executive Officer, Alexander Torrenegra
If to the Manager:	3141 Stevens Creek Blvd, #40984San Jose, CA 95117 Email: a@torre.ai Attention: Chief Executive Officer, Alexander Torrenegra

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section XI.06 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Security Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section XI.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section XI.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section XI.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 66%of the Security Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section XI.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section XI.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section XI.12 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section XI.13 No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

The Company:

Torre Labs Reg CF SPV, LLC a Delaware limited liability company
By: Torre Labs, Inc., a Delaware C-Corp, its Manager

By: Aled Torrenegra
Aled Torrenegra (Aug 18, 2026 14:26:35 PDT)

Alexander Torrenegra
Chief Executive Officer

SCHEDULE I

MEMBERS SCHEDULE

Torre Labs Inc. Reg CF SPV Operating Agreement (1)

Final Audit Report 2026-08-18

Created:	2026-08-18
By:	Finance & Legal Emma Group (m@emma.group)
Status:	Signed
Transaction ID:	CBJCHBCAABAAqC8xxG9vJWOBWEIXGUd1in3FJkZmZ78j

"Torre Labs Inc. Reg CF SPV Operating Agreement (1)" History

Document created by Finance & Legal Emma Group (m@emma.group)
2026-08-18 - 9:24:02 PM GMT

Document emailed to a@torre.ai for signature
2026-08-18 - 9:24:08 PM GMT

Email viewed by a@torre.ai
2026-08-18 - 9:26:01 PM GMT

Signer a@torre.ai entered name at signing as Aled Torrenegra
2026-08-18 - 9:26:33 PM GMT

Document e-signed by Aled Torrenegra (a@torre.ai)
Signature Date: 2026-08-18 - 9:26:35 PM GMT - Time Source: server - Signature Appearance Selected: TYPE

Agreement completed.
2026-08-18 - 9:26:35 PM GMT

Exhibit G

Issuer Certificate of Incorporation

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
TORRE LABS, INC.

Torre Labs, Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Torre Labs, Inc. and that this Corporation was originally incorporated pursuant to the General Corporation Law on February 4, 2019.

2. That the Board of Directors of this corporation duly adopted resolutions setting forth a proposed amendment to the Restated Certificate of Incorporation of this Corporation (as amended, the "Restated Certificate"), declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendment are as follows:

RESOLVED, that the second sentence of Article IV of the Restated Certificate be deleted in its entirety and the following shall be inserted in lieu thereof:

"The total number of shares which the corporation is authorized to issue is 16,178,845."

3. That thereafter said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law by written consent of the stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the General Corporation Law of the State of Delaware.

[*remainder of page intentionally left blank*]

IN WITNESS WHEREOF, this Certificate of Amendment to the Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this __day of March, 2025.

By:_________________________________

Name: Alexander Torrenegra

Title: Chief Executive Officer

Title	Amendment to the Restated Certificate of Incorporation...
File name	Torre_Labs_-_Amen...rease_.docx__.pdf
Document ID	92ec542c4acb7ea6b79cf05be67ac0ac04b0148e
Audit trail date format	DD / MM / YYYY
Status	● Signed

Document History

SENT	**20 / 03 / 2025** 21:23:37 UTC	Sent for signature to Alexander Torrenegra (a@torre.ai) from danielc@torre.co IP: 186.80.28.117
VIEWED	**22 / 03 / 2025** 00:43:42 UTC	Viewed by Alexander Torrenegra (a@torre.ai) IP: 104.58.203.107
SIGNED	**22 / 03 / 2025** 00:43:59 UTC	Signed by Alexander Torrenegra (a@torre.ai) IP: 104.58.203.107
COMPLETED	**22 / 03 / 2025** 00:43:59 UTC	The document has been completed.

Exhibit H

Issuer Bylaws

BYLAWS OF

TORRE LABS, INC.

(A DELAWARE CORPORATION)

TABLE OF CONTENTS

Page

ARTICLE I OFFICES 1
1.1 Registered Office 1
1.2 Offices 1

ARTICLE II MEETINGS OF STOCKHOLDERS 1
2.1 Location 1
2.2 Timing 1
2.3 Notice of Meeting 1
2.4 Stockholders' Records 1
2.5 Special Meetings 2
2.6 Notice of Meeting 2
2.7 Business Transacted at Special Meeting 2
2.8 Quorum; Meeting Adjournment; Presence by Remote Means 2
2.9 Voting Thresholds 3
2.10 Number of Votes Per Share 3
2.11 Action by Written Consent of Stockholders; Electronic Consent; Notice of Action 3

ARTICLE III DIRECTORS 4
3.1 Authorized Directors 4
3.2 Vacancies 4
3.3 Board Authority 5
3.4 Location of Meetings 5
3.5 First Meeting 5
3.6 Regular Meetings 5
3.7 Special Meetings 5
3.8 Quorum 6
3.9 Action Without a Meeting 6
3.10 Telephonic Meetings 6
3.11 Committees 6
3.12 Minutes of Meetings 7
3.13 Compensation of Directors 7
3.14 Removal of Directors 7

ARTICLE IV NOTICES 7
4.1 Notice 7
4.2 Waiver of Notice 7
4.3 Electronic Notice 7

ARTICLE V OFFICERS 8
5.1 Required and Permitted Officers 8
5.2 Appointment of Required Officers 8
5.3 Appointment of Permitted Officers 8

5.4 Officer Compensation 8
5.5 Term of Office; Vacancies 8
5.6 Chairman Presides 9
5.7 Absence of Chairman 9
5.8 Powers of Chief Executive Officer 9
5.9 Chief Executive Officer's Signature Authority 9
5.10 Absence of Chief Executive Officer 9
5.11 Powers of President 9
5.12 Absence of President 9
5.13 Duties of Secretary 10
5.14 Duties of Assistant Secretary 10
5.15 Duties of Treasurer 10
5.16 Disbursements and Financial Reports 10
5.17 Treasurer's Bond 10
5.18 Duties of Assistant Treasurer 10

ARTICLE VI CERTIFICATE OF STOCK 11
6.1 Stock Certificates 11
6.2 Facsimile Signatures 11
6.3 Lost Certificates 11
6.4 Transfer of Stock 12
6.5 Fixing a Record Date 12
6.6 Registered Stockholders 12

ARTICLE VII GENERAL PROVISIONS 12
7.1 Dividends 12
7.2 Reserve for Dividends 12
7.3 Checks 12
7.4 Fiscal Year 13
7.5 Corporate Seal 13
7.6 Indemnification 13
7.7 Conflicts with Certificate of Incorporation 14

ARTICLE VIII AMENDMENTS 14

ARTICLE IX LOANS TO OFFICERS 14

ARTICLE X RECORDS AND REPORTS 15

BYLAWS OF
TORRE LABS, INC.

ARTICLE I
OFFICES

1.1 **Registered Office**. The registered office shall be in the City of Dover, County of Kent, State of Delaware.

1.2 **Offices**. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

2.1 **Location**. All meetings of the stockholders for the election of directors shall be held in San Francisco, CA, at such place as may be fixed from time to time by the Board of Directors, or at such other place either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting; provided, however, that the Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211 of the Delaware General Corporations Law ("DGCL"). Meetings of stockholders for any other purpose may be held at such time and place, if any, within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof, or a waiver by electronic transmission by the person entitled to notice.

2.2 **Timing**. Annual meetings of stockholders, commencing with the year following the adoption of these bylaws, shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which they shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting.

2.3 **Notice of Meeting**. Written notice of any stockholder meeting stating the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, shall be given to each stockholder entitled to vote at such meeting not fewer than ten (10) nor more than sixty (60) days before the date of the meeting.

2.4 **Stockholders' Records**. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address (but not the electronic address or other electronic contact information) of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose

germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.5 **Special Meetings**. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the Chief Executive Officer and shall be called by the Chief Executive Officer or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning at least fifty percent (50%) in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

2.6 **Notice of Meeting**. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not fewer than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting. The means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting shall also be provided in the notice.

2.7 **Business Transacted at Special Meeting**. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

2.8 **Quorum; Meeting Adjournment; Presence by Remote Means**.

(a) *Quorum; Meeting Adjournment*. The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) *Presence by Remote Means*. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(1) participate in a meeting of stockholders; and

(2) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the corporation.

2.9 **Voting Thresholds**. When a quorum is present at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

2.10 **Number of Votes Per Share**. Unless otherwise provided in the certificate of incorporation, each stockholder shall at every meeting of the stockholders be entitled to one vote by such stockholder or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

2.11 **Action by Written Consent of Stockholders; Electronic Consent; Notice of Action**.

(a) *Action by Written Consent of Stockholders.* Unless otherwise provided by the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken, is signed in a manner permitted by law by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Written stockholder consents shall bear the date of signature of each stockholder who signs the consent in the manner permitted by law and shall be delivered to the corporation as provided in subsection (b) below. No written consent shall be effective to take the action set forth therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner provided above, written consents signed by a

sufficient number of stockholders to take the action set forth therein are delivered to the corporation in the manner provided above.

(b) *Electronic Consent*. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (1) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (2) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form is delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors of the corporation.

(c) *Notice of Action*. Prompt notice of any action taken pursuant to this Section 2.11 shall be provided to the stockholders in accordance with Section 228(e) of the DGCL.

ARTICLE III
DIRECTORS

3.1 **Authorized Directors**. The number of directors that shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors or by the stockholders at the annual meeting of the stockholders, except as provided in Section 3.2 of this Article, and each director elected shall hold office until his or her successor is elected and qualified. Directors need not be stockholders.

3.2 **Vacancies**. Unless otherwise provided in the corporation's certificate of incorporation, as it may be amended, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of

the whole Board of Directors (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

3.3 **Board Authority**. The business of the corporation shall be managed by or under the direction of its Board of Directors, which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these bylaws directed or required to be exercised or done by the stockholders.

3.4 **Location of Meetings**. The Board of Directors of the corporation may hold meetings, both regular and special, either within or without the State of Delaware.

3.5 **First Meeting**. The first meeting of each newly elected Board of Directors shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order to legally constitute the meeting, provided a quorum shall be present. In the event of the failure of the stockholders to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

3.6 **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

3.7 **Special Meetings**. Special meetings of the Board of Directors may be called by the Chief Executive Officer upon notice to each director; special meetings shall be called by the Chief Executive Officer or secretary in like manner and on like notice on the written request of two (2) directors unless the Board of Directors consists of only one director, in which case special meetings shall be called by the Chief Executive Officer or secretary in like manner and on like notice on the written request of the sole director. Notice of any special meeting shall be given to each director at his or her business or residence in writing, or by telegram, facsimile transmission, telephone communication or electronic transmission (provided, with respect to electronic transmission, that the director has consented to receive the form of transmission at the address to which it is directed). If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four (24) hours before such meeting. If by facsimile transmission or other electronic transmission, such notice shall be transmitted at least twenty-four (24) hours before such meeting. If by telephone, the notice shall be given at least twelve (12) hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except

for amendments to these bylaws as provided under Section 8.1 of Article VIII hereof. A meeting may be held at any time without notice if all the directors are present (except as otherwise provided by law) or if those not present waive notice of the meeting in writing, either before or after such meeting.

3.8 **Quorum**. At all meetings of the Board of Directors, the greater of (a) a majority of the directors at any time in office, and (b) one-third of the number of directors fixed by the Board of Directors or by the stockholders pursuant to Section 3.1 of Article III hereof shall constitute a quorum for the transaction of business and any act of a majority of the directors present at any meeting at which there is a quorum shall be an act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

3.9 **Action Without a Meeting**. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing, writings, electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

3.10 **Telephonic Meetings**. Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board of Directors or any committee designated by the Board of Directors may participate in a meeting of the Board of Directors or any committee, by means of conference telephone or other means of communication by which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at the meeting.

3.11 **Committees**. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it, but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopting, amending or repealing any provision of these bylaws.

3.12 **Minutes of Meetings**. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

3.13 **Compensation of Directors**. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

3.14 **Removal of Directors**. Unless otherwise provided by the certificate of incorporation or these bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors.

ARTICLE IV
NOTICES

4.1 **Notice**. Unless otherwise provided in these bylaws, whenever, under the provisions of the statutes or of the certificate of incorporation or of these bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his or her address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

4.2 **Waiver of Notice**. Whenever any notice is required to be given under the provisions of the statutes or of the certificate of incorporation or of these bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

4.3 **Electronic Notice**.

(a) *Electronic Transmission*. Without limiting the manner by which notice otherwise may be given effectively to stockholders and directors, any notice to stockholders or directors given by the corporation under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder or director to whom the notice is given. Any such consent shall be revocable by the stockholder or director by written notice to the corporation. Any such consent shall be deemed revoked if (1) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent and (2) such inability becomes known to the secretary or an assistant secretary of the corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(b) *Effective Date of Notice*. Notice given pursuant to subsection (a) of this section shall be deemed given: (1) if by facsimile telecommunication, when directed to a number at which the stockholder or director has consented to receive notice; (2) if by electronic mail, when directed to an electronic mail address at which the stockholder or director has consented to receive notice; (3) if by a posting on an electronic network together with separate notice to the stockholder or director of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and (4) if by any other form of electronic transmission, when directed to the stockholder or director. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(c) *Form of Electronic Transmission*. For purposes of these bylaws, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

ARTICLE V
OFFICERS

5.1 **Required and Permitted Officers**. The officers of the corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer and/or a president, a treasurer and a secretary. The Board of Directors may elect from among its members a Chairman of the Board and a Vice-Chairman of the Board. The Board of Directors may also choose one or more vice presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these bylaws otherwise provide.

5.2 **Appointment of Required Officers**. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chief Executive Officer and/or a president, a treasurer, and a secretary and may choose vice presidents.

5.3 **Appointment of Permitted Officers**. The Board of Directors may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

5.4 **Officer Compensation**. The salaries of all officers and agents of the corporation shall be fixed by the Board of Directors.

5.5 **Term of Office; Vacancies**. The officers of the corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

THE CHAIRMAN OF THE BOARD

5.6 **Chairman Presides**. Unless the Board of Directors appoints a Chairman of the Board, the Chief Executive Officer shall be the Chairman of the Board, so long as the Chief Executive Officer is a director of the corporation. The Chairman of the Board shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. He or she shall have and may exercise such powers as are, from time to time, assigned to him or her by the Board of Directors and as may be provided by law.

5.7 **Absence of Chairman**. In the absence of the Chairman of the Board, the Vice-Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he or she shall be present. He or she shall have and may exercise such powers as are, from time to time, assigned to him or her by the Board of Directors and as may be provided by law.

THE CHIEF EXECUTIVE OFFICER

5.8 **Powers of Chief Executive Officer**. The Chief Executive Officer shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

5.9 **Chief Executive Officer's Signature Authority**. The Chief Executive Officer shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation. The Chief Executive Officer may sign certificates for shares of stock of the corporation.

5.10 **Absence of Chief Executive Officer**. In the absence of the Chief Executive Officer or in the event of his or her inability or refusal to act, the president shall perform the duties of the Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

THE PRESIDENT AND VICE PRESIDENTS

5.11 **Powers of President**. Unless the Board of Directors appoints a president of the corporation, the Chief Executive Officer shall be the president of the corporation. The president of the corporation shall have such powers as required by law and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

5.12 **Absence of President**. In the absence of the president or in the event of his or her inability or refusal to act, the vice president, if any, (or in the event there be more than one vice president, the vice presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARY

5.13 **Duties of Secretary**. The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chief Executive Officer, under whose supervision he or she shall be. He or she shall have custody of the corporate seal of the corporation and he or she, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his or her signature.

5.14 **Duties of Assistant Secretary**. The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURERS

5.15 **Duties of Treasurer**. The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

5.16 **Disbursements and Financial Reports**. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chief Executive Officer and the Board of Directors, at its regular meetings or when the Board of Directors so requires, an account of all his or her transactions as treasurer and of the financial condition of the corporation.

5.17 **Treasurer's Bond**. If required by the Board of Directors, the treasurer shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the corporation.

5.18 **Duties of Assistant Treasurer**. The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the

treasurer or in the event of the treasurer's inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI
CERTIFICATE OF STOCK

6.1 **Stock Certificates**. Every holder of stock in the corporation shall be entitled to have a certificate, signed by or in the name of the corporation by, the Chairman or Vice-Chairman of the Board of Directors, or the president or a vice president and the treasurer or an assistant treasurer, or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him or her in the corporation.

Certificates may be issued for partly paid shares and in such case upon the face or back of the certificates issued to represent any such partly paid shares, the total amount of the consideration to be paid therefor, and the amount paid thereon shall be specified.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualification, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the corporation shall issue to represent such class or series of stock, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

6.2 **Facsimile Signatures**. Any or all of the signatures on the certificate may be facsimile. In the event that any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, the certificate may be issued by the corporation with the same effect as if such officer, transfer agent or registrar were still acting as such at the date of issue.

6.3 **Lost Certificates**. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed upon the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.4 **Transfer of Stock**. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

6.5 **Fixing a Record Date**. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

6.6 **Registered Stockholders**. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, to vote as such owner, to hold liable for calls and assessments a person registered on its books as the owner of shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII
GENERAL PROVISIONS

7.1 **Dividends**. Dividends upon the capital stock of the corporation, if any, subject to the provisions of the certificate of incorporation, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

7.2 **Reserve for Dividends**. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their sole discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purposes as the directors think conducive to the interests of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

7.3 **Checks**. All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

7.4 **Fiscal Year**. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

7.5 **Corporate Seal**. The Board of Directors may adopt a corporate seal having inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

7.6 **Indemnification**. The corporation shall, to the fullest extent authorized under the laws of the State of Delaware, as those laws may be amended and supplemented from time to time, indemnify any director made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of being a director of the corporation or a predecessor corporation or a director or officer of another corporation, if such person served in such position at the request of the corporation; provided, however, that the corporation shall indemnify any such director or officer in connection with a proceeding initiated by such director or officer only if such proceeding was authorized by the Board of Directors of the corporation. The indemnification provided for in this Section 7.6 shall: (i) not be deemed exclusive of any other rights to which those indemnified may be entitled under these bylaws, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) continue as to a person who has ceased to be a director, and (iii) inure to the benefit of the heirs, executors and administrators of a person who has ceased to be a director. The corporation's obligation to provide indemnification under this Section 7.6 shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the corporation or any other person.

Expenses incurred by a director of the corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director of the corporation (or was serving at the corporation's request as a director or officer of another corporation) shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation as authorized by relevant sections of the DGCL. Notwithstanding the foregoing, the corporation shall not be required to advance such expenses to an agent who is a party to an action, suit or proceeding brought by the corporation and approved by a majority of the Board of Directors of the corporation that alleges willful misappropriation of corporate assets by such agent, disclosure of confidential information in violation of such agent's fiduciary or contractual obligations to the corporation or any other willful and deliberate breach in bad faith of such agent's duty to the corporation or its stockholders.

The foregoing provisions of this Section 7.6 shall be deemed to be a contract between the corporation and each director who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

The Board of Directors in its sole discretion shall have power on behalf of the corporation to indemnify any person, other than a director, made a party to any action, suit or proceeding by reason of the fact that he or she, his or her testator or intestate, is or was an officer or employee of the corporation.

To assure indemnification under this Section 7.6 of all directors, officers and employees who are determined by the corporation or otherwise to be or to have been "fiduciaries" of any employee benefit plan of the corporation that may exist from time to time, Section 145 of the DGCL shall, for the purposes of this Section 7.6, be interpreted as follows: an "other enterprise" shall be deemed to include such an employee benefit plan, including without limitation, any plan of the corporation that is governed by the Act of Congress entitled "Employee Retirement Income Security Act of 1974," as amended from time to time; the corporation shall be deemed to have requested a person to serve the corporation for purposes of Section 145 of the DGCL, as administrator of an employee benefit plan where the performance by such person of his or her duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed "fines."

CERTIFICATE OF INCORPORATION GOVERNS

7.7 **Conflicts with Certificate of Incorporation**. In the event of any conflict between the provisions of the corporation's certificate of incorporation and these bylaws, the provisions of the certificate of incorporation shall govern.

ARTICLE VIII
AMENDMENTS

8.1 These bylaws may be altered, amended or repealed, or new bylaws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the certificate of incorporation at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting. If the power to adopt, amend or repeal bylaws is conferred upon the Board of Directors by the certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal bylaws.

ARTICLE IX
LOANS TO OFFICERS

9.1 The corporation may lend money to, or guarantee any obligation of or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in

these bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

ARTICLE X
RECORDS AND REPORTS

10.1 The application and requirements of Section 1501 of the California General Corporation Law are hereby expressly waived to the fullest extent permitted thereunder.

CERTIFICATE OF SECRETARY OF

TORRE LABS, INC.

The undersigned, Alexander Torrenegra, hereby certifies that he or she is the duly elected and acting Secretary of Torre Labs, Inc., a Delaware corporation (the "Corporation"), and that the bylaws attached hereto constitute the bylaws of said Corporation as duly adopted by Action by Written Consent in Lieu of Organizational Meeting by the Directors on January __, 2019.

IN WITNESS WHEREOF, the undersigned has hereunto subscribed his name this January __, 2019.

____
Alexander Torrenegra, Secretary

Exhibit I

TTW Materials

tor

The AI talen

Problem #1

Job hunting is stressful.
72% of job seekers reported negative impacts on their mental health.

https://resumegenius.com/blog/job-hunting/job-search-statistics

Problem #2

Human recruiters fulfill 1.6 billion vacancies per year. 90% report trouble recruiting.

https://www.statista.com/statistics/217980/monthly-job-hires-and-seprarations-in-the-united-states/ extrapolated to the global population of 8.1b.

Problem #3

Traditional recruitment is no match for the new full-time + flexible workforce.

37% of adults make most of their money from gigs.
For millennials, that number is 55% and will be higher for Gen Z.

https://newsroom.transunion.com/more-than-one-third-of-gig-workers-rely-on-gig-work-as-primary-source-of-income/

Problem #4

Recruiters are using AI to spam, post fake jobs, and filter candidates

Candidates are using AI to mass-apply to jobs

The result is AIs spaming AIs.
Millions of chickens 🐔 with their heads cut off creating inefficiency, waste, and exclusion

The solution is Torre.ai

We're automating recruitment and job hunting with super-intelligent AI

Torre is becoming the AI talent agent for millions of professionals


Hi, Emma!
Please help me apply to this job
Sure! I've applied for you.
Here are some questions from AI Solutions for your application:
What is your proficiency in JavaScript?
Expert.
I have 8 years of experience.
Great! In which experience did you obtain this proficiency?
Pre-screening
1 out of 2
1. Your fluency with English is:
Native or fully fluent
Conversational
Reading
No knowledge
PREVIOUS
NEXT
torre.ai
Hey, Emma, can you help me apply to this job?
3:25 PM
Hello, Jamie. Sure, I've applied for you.
3:25 PM
The company is asking you to answer some pre-screening questions to continue.
What is your fluency level in French?
I am fully fluent
Is French a requirement for the job?
MESSAGE
NOTE
Write a message to E...

Chat + Web + App + API + MCP

AI agents recruit through Torre's API + MCP

Our en
Build THE glob
and deliver real-
jobs and c

VIEW REAL-T

Torre.ai is growing fast


3,000
2,000
1,000
0
H2 '25
H1 '25
H2 '25
H1 '26

Users posting verified jobs


$80,000
$60,000
$40,000
$20,000
$0
Q3 '25
Q4 '25
Q1 '26
Q2 '26

Self-service revenue

Our own costs are trending down to $0


$400.00
$300.00
$200.00
$100.00
$0.00
2024 H1
2024 H2
2025 H1
2025 H2
2026 H1

Company acquisition cost (by user)


$0.080
$0.060
$0.040
$0.020
$0.000
2024 H1
2024 H2
2025 H1
2025 H2
2025 H2

AI agent interaction cost

Used 2,00 compa

“

I invested in Torre because it' amazing tool that we actually don't have external recruiters use is Torre now. Investing w brainer for me.

Edrizio de la Cruz
Investor in **Torre**
Former **YCombinator** partner
Founder of **Arcus**
(acq. by **Mastercard**)

The perfect pedigree to go beyond the US

- Founded by Alexander Torrenegra
- Tech 'Shark' in Shark Tank Colombia & Mexico
- Bootstrapped Voice123 to $200M+ GMV (sold to PE)
- MIT Innovator Under 35
- World Economic Forum's YGL
- Endeavor Entrepreneur

Alexander's recogni

SHARKTANK

MIT Technology Review Innovators Under 35

Strategic investors



Edrizio de la Cruz

- Former **YCombinator** partner
- Founder of Arcus (acquired by Mastercard)



Kass and Mike Lazerow

- Co-founders of Buddy Media (acq. by **Salesforce** for **$689M**)
- Founders of Velvet Sea Capital

Brian Requarth

- Founder of VivaReal (acq. by **Naspers** for **$700M**)
- Founder of Latitud Ventures



Rodrigo Schmidt

- Engineering Director at **Facebook/Instagram**
- PhD, Computer Science

Mike Shoemaker

- Former head of **Uber** in Latin America
- Managed 500K+ Uber drivers

Companies where our investors built their careers:

Y Combinator · facebook · salesforce · Instagram · Uber

“

Torre.ai is building the essen
infrastructure for the future o
They’ve created a powerful n
effect that is scaling rapidly.

Rodrigo Schmidt
Investor in **Torre**
Fmr. Head of Engineering
at **Meta** and **Instagram**

Torre is going after one of the
opportunities globally: recrui
the center of it is AI. Join us as
build this incredible business
transform one of the most im
sectors of the economy.

Brian Requarth
Investor in **Torre**
Founder of **VivaReal**
(acquired by **Naspers** for **$700**

A market that has produced many $1B+ business, including:

Yearly revenue: $4.8B

Yearly revenue: $17B

Yearly revenue: $8.5B

The recruiting and staffing industry are HUGE

$690B/y
market size

10M+
recruiters worldwide

72K+
staffing firms

Not even LinkedIn has engaged most humans of working age. By far. Torre is heading there.


5.26b Humans of working age
3.1b Facebook MAU
330m Indeed MAU
310m LinkedIn MAU
63m Glassdoor MAU
10m Computrabajo MAU

Facebook: https://www.demandsage.com/facebook-statistics/ https://www.businessofapps.com/data/facebook-statistics/
Indeed: https://www.sci-tech-today.com/stats/indeed-statistics-updated/
LinkedIn: https://www.demandsage.com/linkedin-statistics/
Glassdoor: https://expandedramblings.com/index.php/numbers-15-interesting-glassdoor-statistics/
Computrabajo: Extrapolation from Similarweb traffic and other sources

LinkedIn market penetration




AI-re
As AI changes the w
technology forces pe
careers more ofte
essential bridge for t
human-tou

Road map

- [x] Build the best AI to automate recruitment and job hunting
- [x] Grow the largest network of remote jobs
- [ ] Expand into local jobs and staffing
- [ ] **Become THE global job network**

Subtorres are to Torre as subreddits are to Reddit: Free job networks for communities

Original subtorres:

remote.torre.ai
Global remote jobs

remoto.torre.ai
Trabajos remotos LatAm

Next, hundreds of collaborations:

Online-groups s

Torre grows from remote to local


Remote jobs
Hybrid jobs
Local jobs

...and will expand from West to East



Torre grows with native virality


Users invite their network of contacts
Candidates ask for references and recommendations
Candidates ask for 360° reviews
Candidates share their online profiles
Companies share their job openings
Companies pay Torre to attract candidates
Attracts new companies to Torre
Attracts new candidates to Torre


Network
effects
More
companies
Increased
value to
candidates
More
candidates
Increased
value to
companies
Repu
loo
Increased
reputation
for companies
Increased
reputation
for candidates

Torre has a freemiu
that doesn't
networ

Free for
companies

Torre makes money both with companies and job seekers

Companies

- Torre Reach: Advertising of job posts (validated and growing)
- Torre OS: Automation tools (validated and growing)
- Soon, background checks
- And staffing and payroll services

Job seekers

- Torre Pro: Priority-access (just validated and growing)
- Soon, referrals to educational offerings
- Advertising
- And possibly, talent agent commissions (similar to athletes and artists)

Bonus: selling aggregated, anonymized labor market insights to governments, universities, etc.

We anticipate strong revenue growth; however, these projections are subject to network growth, economic factors, and market competition, and actual outcomes will likely differ.

Recessio

Torre makes money
is good or bad becaus
one side of

We have a serious head start and competitive advantage

Experts at using AI to match talent and jobs

We've created successful companies that automatically identified talent for 1,000,000+ projects (Disney, Google, Spotify, etc.)

We have unique insights and proprietary tech

- 9 types of applied AI
- 100+ matching factors
- 440+ processes modeled
- 4,200+ user interfaces
- 75,000+ skills graphed
- 650,000+ lines of code

Experience in developed and developing economies

- Self-localizing algorithms
- Self-localizing UX
- Localized pricing
- Localized communication (SMS / WhatsApp / Email)
- Localized viral loops


RESUMES
Others use AI to
shred candidates
automatically


With others,
applications go into
a black hole


Indeed and
LinkedIn Jobs
are legacy products
that block AI agents

	Torre	AI-interview tools	ATSs	Indeed	LinkedIn Jobs
• Network effects	■	□	□	◪	◪
• Monetization that doesn’t slow down network effects	■	□	□	□	□
• AI-native	■	◪	□	□	□
• Replaces recruiters	■	◪	□	□	□
• Open ecosystem	■	□	◪	□	□
• Professional genomes instead of résumés	■	□	□	□	□
• Candidate-to-team matching	■	□	□	□	□
• Automated cultural-fit scoring	■	□	□	□	□
• Remote, full-time, and gig-friendly	■	◪	□	□	□

Recruiting before:

- Many vendors
- Poor data sharing
- Slow
- Expensive



Discovery
Job offer
Job boards
Referral programs
Head hunters
Applicant tracking systems
GDocs, Excel, Airtable
Background checks
Skill tests
Psychometric tests
Interviews
Score cards

And after:

- Vertically integrated
- Mostly automated
- Freemium



Discovery
Job offer
torre

"Other platforms just send me resumes, but Torre does the work for me."

TOP BRAND

"Effective candidate follow up that we simply can't do."

PUBLICIS GROUPE

"10 great senior iOS devs in just two weeks. Not an easy feat!"

Cornershop
by Uber

“Best recruitment processes I've ever had.”



Sofi Palazzo

“Quite easy, intuitive, and enjoyable.”



Mato Varo

“You treat people with care. It feels personalized.”



Mireyal Meciga

User journeys that engage:



Christian Bodensiek

- **Oct 26** — Gets **referred** to a job post by a former colleague
- **Oct 27** — **Applies** for the job post
- **Sees** how he compares with other candidates
- **Completes** his professional genome (referring other users in the process)
- **Oct 30** — Gets **disqualified**, learns why, and learns who got the job
- **Nov 1** — Is **pre-matched** with 15 job posts and 5 companies invite him to apply
- Gets alerted about 45 jobs where he would rank well, but **ignores them** all
- **Dec 6** — Torre's personal AI agent contacts him and **re-engages** him
- **Dec 7** — **Quickly applies** 8 times (as his genome is already complete)
- **Dec 14** — Gets **hired** by Publicis
- **Dec 15** — Uses his Torre.ao reputation to **help Publicis** hire and his network to find jobs
- **Continues** receiving job alerts for flexible gigs he can do on the side

Alexander Torrenegra
torre.ai/torrenegra
a@torre.ai

Appendix

We're way more than just LLMs

A true Recruitment Operating System	Powerful feedback loops	Program-matic recruitment	AI auto-surfaces top candidates	Professional genomes	Auto-build of candidate databases	Dedicated transition coach for companies	Full-time, flexible, or internship roles	Highly customizable candidate criteria	Screening by proficiency or years of experience	Simple salary calculator	Candidate sampling	15+ channels to attract candidates
Powerful analytics	Automatic on/off optimization of acquisition channels	Auto-import of candidates from any job board	Gamified referrals	Applications via QR-code	Importing of existing candidate databases	Powerful database search	New openings? AI alerts previous applicants	Discovery of hidden gems in companies databases	Videos in job openings	Team genomes	Career sites	Candidates can pre-apply
Candidate acquisition analytics	Ongoing job posts	Top-notch candidate experience	Automatic résumé parsing	Automatic candidate filtering	Compen-sation double-checks	Compen-sation expectations per candidate	Quick language proficiency testing	Video screening questions	Screening question for previous applicants	Screening auto-assessment	Pipeline customi-zation	Candidate-to-team matching
Next-gen psycho-metrics	Two-way culture fit	Analysis of connected candidates	65,000 skills and 1,000,000+ relationships	Transparent rankings	Detailed candidate reports	Automated messages	Feedback for candidates with one click	Note and message sharing	Reference checks via recruiter bots	Auto-scheduling of interviews and offers	Automatic message follow-up	Satisfaction surveys

100+ matching factors

9 types of AI

And much more to come...

Automated real-time interviews	Standalone culture fit	Learning-speed testing	Learning methodol ogy testing	Motivational testing	Company-facing AI recruiters	Personal recruiters for candidates	Job-specific behavioral traits	Audio-based AI recruiters	Job marketplace	Ikigai tools
Candidate portfolios	Affirmative action	Conversa-tional chemistry	Preferred conversa-tional traits	Preferred listening traits	Background checks	Social-media based reputation	Reseller program	Partner program	Public APIs	Etc...


WATCH THE DEMO OF
torre
Trade Marketing Manager
Brief
Responsibilities & more
Requirements
Meet your team
Stats
Questions for applicants
Candidates
Stats
3466 job post visitor(s).
8%
265 candidate(s) started an application.
51%
135 candidate(s) have completed their application.
93%
126 applicant(s) have been reviewed.
(20 of the top 20 applicant(s) have been reviewed)
59%
74 applicant(s) have been mutually matched.
0%
0 hired.
ENHANCE
DISTRIBUTE

Disclosures

- No money or other consideration is being solicited, and if sent, will not be accepted.
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.
- A prospective purchaser's indication of interest is non-binding.

Search Explore Finish Checklist

TORRE.AI

The AI talent agent for all


torre.ai
The AI talent agent for all

torre.ai, San Jose, CA — Minority Founder

EXCLUSIVE
Friends Invest First
SOFT LAUNCH UNTIL AUG 15 @ 12:00 PM ET
03 DAY 14 HOUR 04 MIN 05 SEC

You reserved $100 on Apr 15, 2025.

EDIT RESERVATION

INVESTMENT TERMS
Future Equity
$88M valuation cap
Investor Perks: $100, $250, $1K, $2.5K, $10K, $25K, $100K, $250K

OVERVIEW | POSTS | WHAT INVESTORS SAY | ASK A QUESTION

Highlights

1. Growing fast: 1M+ candidates adding 1K+ per day
2. $22M raised from top investors ($11M from founder)
3. Two-sided AI (companies and candidates) that makes recruitment orders of magnitude faster
4. The end goal: build THE global job network ($690+ billion/year market)

Featured Investors

Alexander Torrenegra Follow — Invested $11,000,000

Founder of Torre.ai. Tech shark in Shark Tank Latin America. Repeat founder: Voice123 (sold) and Bunny Inc. ($100M+ in revenue). MIT's Technology Review Top Innovator Under 35. World Economic Forum's Young Global Leader. Endeavor Entrepreneur. YPO.

"I'm Torre's largest investor because I put my money where my mouth is."

Edrizio de la Cruz Follow

See more investors

& 11 more

Team

Alexander Torrenegra — Founder & CEO/CTO
Tech shark in Shark Tank Latin America. Repeat founder of successful job marketplaces: Voice123 (sold) and Bunny Inc. ($100M+ in revenue). MIT's Technology Review Top Innovator Under 35. World Economic Forum's Young Global Leader. YPO.
torre.ai

Juan Fernando Dominguez — Head of Growth
2x tech founder with vast experience in two-sided marketplaces. Systems Engineer and Industrial Engineer turned growth hacker.
torre.ai

Renan Peixoto — Head of Engineering
10+ years of experience leading global tech and AI teams. B.Sc. in Computer Science and Software Engineering with multiple papers published.
torre.ai

Show More

Memo

Our deck

Download our deck.

Our story

Hello, I'm Alexander Torrenegra. I migrated from Colombia to the US at age 19 and went on to found several tech companies. I bootstrapped Voice123 (sold) and Bunny Studio to over $100 million in revenue, and became the tech shark on Shark Tank in Colombia and Mexico. I live in the Bay Area alongside my wife and two kids.

I run Torre.ai, my most ambitious project to date, where I've invested over $11 million of my own money alongside more than 50 investors. Soon you'll be able to co-invest with us.

- Problem #1: **Job hunting is stressful.** 72% of job seekers reported negative impacts on their mental health.[1]
- Problem #2: Human recruiters fulfill 1.6 billion vacancies per year. **90% report trouble recruiting.**[2]
- Problem #3: **Traditional recruitment is no match for the new full-time + flexible workforce.** 37% of adults make most of their money from gigs. For millennials, that number is 55% and will be higher for Gen Z.[3]
- Problem #4: Recruiters are using **AI to spam** candidates and post fake jobs, candidates are using AI to mass-apply, companies are deploying AI to filter them out, and, soon, AI agents will be hiring and managing more and more people on their own. The result is **AIs spamming AIs** (millions of chickens with their heads cut off— creating inefficiency, waste, and exclusion).

This dynamic, however, presents a significant opportunity to disintermediate over 4,000 existing job boards and roll up 72,000 staffing companies.

At Torre.ai, **we're automating recruitment and job hunting with superintelligent AI.** Our automation improves matching speed by **over 1000 times compared to both humans and LLMs**[4]**, while reducing** costs by the same factor. We maximize discovery by evaluating every person for every job in real time.

With candidates, we establish a recurring relationship as their talent agent, constantly identifying their next best job. Companies can use our tech and network to find candidates, engage them, screen them, filter them, rank them, run ref checks, hire them, and automatically re-engage them.

The foundation of our "secret sauce" is not a silver bullet but the thorough capturing and analysis of hundreds of factors fed into **nine different types of AI** (not just a one-trick LLM pony) to predict not only whether a candidate is a good fit for a job but also for a team and a leader. Our system works across blue- and white-collar roles, on-site or remote, freelance or full-time (excluding executives—for now).

Our ultimate vision is to build **THE global job network** with real-timeness for human capital: Companies hiring in minutes, accurately, and without discrimination. Candidates raising their hands and getting job offers right away (the "stock exchange" for jobs).

Our mission: **to make work fulfilling for everyone.**

- In early 2024, we opened our private beta.
- In April 2025, we launched our self-service experience for companies.
- Strong growth, driven primarily by retention and word-of-mouth
- Over 1k+ new candidates/day
- Native product virality is starting to kick in
- Some companies are already submitting offers without interviewing candidates
- Most traction comes from the remote subtorre: global remote jobs (software development, sales, marketing, customer service).

That's just a recording. Click here to view the real-time activity of Torre.ai.

Given that we are a network, crowdfunding is a strategic move. The more people are vested in Torre's success, the faster the network will grow. It's a flywheel.

We've raised over $22 million to date from over 50 global investors, mostly company operators, who are helping us gain traction in their respective industries and geographies. They include:

- Edrizio de la Cruz, fmr. YC partner, founder of Arcus (sold to MasterCard)
- Mike Lazerow, fmr. CSO at Salesforce, founder of Buddy Media (sold to Salesforce)
- Rodrigo Schmidt, fmr. head of engineering at Meta
- Brian Requarth, founder of VivaReal (sold to Naspers)
- Michael Shoemaker, fmr. head of Uber Latin America
- And many more

I, Alexander Torrenegra, founder of this company, have personally invested $11 million into Torre.ai. Soon, you'll be able to co-invest with me.

Outcomes of other companies are not indicative of Torre's future results. Most startups fail and early stage investments can lose all value.

Sources[1]

Sources[2]

Sources[3]

Torre has a freemium business model that **doesn't slow down network effects**:

- **Free for companies**, with the option to upgrade to a premium offering.
- **Free for candidates**, with an option to upgrade, too.

We prioritize network growth over revenue. Both companies and candidates can use Torre for free.

With a freemium model, we monetize companies through:

- Torre Reach: programmatic advertising of job posts (already validated and growing $360K annualized revenue)
- Torre OS: Premium recruitment automation tools (already validated and growing $98K annualized revenue)
- Soon, background checks
- And staffing and payroll services

We can monetize candidates through:

- Torre Pro: Priority-access subscriptions (just validated and starting to grow)
- Soon, referrals to educational offerings
- Advertising
- And possibly, talent agent commissions (similar to athletes and artists)

And we can also monetize by selling aggregated, anonymized labor-market insights to governments, educational institutions, etc.

Disclaimer: We anticipate strong revenue growth; however, these projections are subject to network growth, economic factors, and market competition, and actual outcomes will likely differ.

Our platform is built to thrive in any economic climate because it doesn't rely on just one side of the market. When the economy is booming, **companies** pay us to help them find and hire talent more quickly. When the economy slows down, **job seekers** pay us for the premium tools, training, and networking they need to find their next role.

Experts at using AI to match talent and jobs

We've created successful companies that automatically identified talent for 1,000,000+ projects (Disney, Google, Spotify, etc.).

We have unique insights and proprietary tech

- 9 types of applied AI
- 100+ matching factors
- 440+ processes modeled
- 4,200+ user interfaces
- 75,000+ skills graphed
- 650,000+ lines of code

Experience in developed and developing economies

- Self-localizing algorithms
- Self-localizing UX
- Localized pricing
- Localized communication (SMS / WhatsApp / Email)
- Localized viral loops

1. **Candidates join** Torre.ai. Torre.ai learns about them.
2. Torre.ai **crawls jobs and applies on behalf of candidates** (as a one-sided AI), creating value for candidates and attracting companies.
3. **Companies post jobs in** Torre.ai. Torre.ai learns about them and their teams.
4. Torre.ai **evaluates every candidate already in the network** across all matching and ranking factors and, if relevant, invites them to the jobs (much better, two-sided AI).
5. If they are not interested, Torre.ai learns why. If they are, their application is brief as Torre.ai already knows a lot about them.
6. Torre.ai **presents the top candidates to companies**, who are already pre-interviewed, matched, and ranked.
7. Candidates bring companies, companies bring candidates, and both create user-generated content for SEO/AEO.

Torre's technology promotes fairness and equity by reducing bias from recruitment. Learn how.

A real-time, global job marketplace has implications far beyond recruiting. Alongside macro trends (robotics, job automation, remote work), we anticipate:

Mid-term:

- The 'Uberization' of professional roles, with AI autonomously managing talent acquisition and workflow allocation.
- The normalization of interview-less hiring (several companies already do it with us).
- The rise of 'try-to-hire' frameworks as the standard, de-risking career transitions for elite talent, and de-risking recruitment for companies.
- Job specialization, job distribution, and income disparity is likely to continue to increase.
- Early-career candidates with high potential are likely to job-hop significantly more than they do today.
- ID verification is likely to become a requirement for job applications.

Long-term:

- Disintermediation of thousands of job boards and replacement of millions of recruiters.
- In an era of abundant energy and exponential productivity gains driven by AI and robotics:
  - A systemic decline in demand for routine manual and cognitive labor.
  - A corresponding rise in hyper-specialization for complex, value-creating roles.
  - The expansion of the human-touch economy—roles centered on human connection, entertainment, hospitality, and care.
- Intrinsic motivation and mission alignment will likely eclipse financial compensation as the primary drivers of talent.
- An AI talent agent will likely and **exclusively** represent most top talent.
- The chances of a person realizing their full potential will likely significantly increase.

Torre's tech is the state-of-the-art AI for recruiting and job hunting. And yet, we don't have a silver bullet. Instead, Torre relies on hundreds of leading-edge functionalities to deliver a magical experience.

OG-funder badge displayed on your Torre professional profile for as long as Torre exists. You were here first, and everyone will know it.

All perks above plus:

1 year of Torre Pro — unlock premium features to supercharge your career.

All perks above plus:

10 years of Torre Pro — a decade of premium access.

All perks above plus:

5 years of Torre OS — full access to the recruitment operating system.

All perks above plus:

Quarterly group Q&A sessions with the founder — ask anything and go deep on where Torre is heading.

All perks above plus:

A private, 60-minute one-on-one session with the founder — a deep dive on your career, your hiring, or building with AI.

All perks above plus:

An afternoon and dinner for two with the founder in Napa, north of San Francisco. An unforgettable experience in wine country.

All perks above plus:

A full weekend for two in Napa — wine country experiences and a stay at the founder's Napa estate. The ultimate way to celebrate backing the future of work.

Perks are provided by Torre.ai and are in addition to, not part of, your investment. They are subject to change until offering terms are finalized in our Form C, depend on Torre's continued operation, are non-transferable, and have no cash value. Experience perks (in-person tiers) exclude travel and must be scheduled within 18 months of the offering closing; a virtual or alternative option will be offered if an in-person experience isn't possible.

Dear prospective investor,

Before you read any further, I want to be direct with you about the most important thing: the outcome of your investment in Torre is likely to be binary. You will either make significant returns or you will lose your money entirely. It is unlikely to be much in between.

You might reasonably assume that being a Shark on Shark Tank and having built successful companies of my own, tilts the odds in my favor. It does. A founder with that track record is more likely to build a successful startup than someone attempting it for the first time. But I want to be clear-eyed with you: Torre is not your average startup. It is far more ambitious and far harder than most, for reasons I will explain. My experience improves our chances. It does not guarantee them.

I say this not to discourage you, but because you deserve the truth. I have been an investor for many years. Some of my investments happened in the public eye through Shark Tank; many more I have made directly and indirectly, outside of that platform and away from the cameras. Across all of them, the pattern is the same: the vast majority do not return their investors' money. Even businesses that go on to become genuinely successful rarely deliver a meaningful financial return. Only a small minority produces the kind of outsized outcomes that make this kind of investing worthwhile.

Yet despite having a diversified portfolio built over many years, I have chosen to concentrate my time, my energy, and a significant portion of my personal wealth into building Torre. Why would I abandon diversification for a single bet?

Because even though the odds of success are low, the potential outcomes, if we succeed, could be outsized in ways that matter to me far beyond financial returns.

On risks and returns

Network effect businesses are extraordinarily difficult to launch. They require sustained investment, relentless execution, and often years of struggle before they reach critical mass. Torre operates in a market with very strong, well-resourced competitors, and it will take a great deal of capital and a great many believers to break through. Even with unlimited resources, we might not succeed. But once a network effect business does take off, it becomes very difficult to displace. The defensibility is remarkable, and the returns, if they materialize, can be transformative. I know this firsthand, because I have built two successful businesses of exactly this kind. Their financial success is what allowed me to become an investor in the first place.

What makes Torre different in scale is the size of the prize. We are not building a niche product; we are aiming to become the largest job network that has ever existed, addressing a total market of roughly $690 billion per year.[3] A target that large changes the math. If we succeed, the outcome could be very large, precisely because the opportunity is so large and so defensible once won. That potential is inseparable from the risk. The same ambition that makes the upside enormous is what makes the odds long. This is a higher-risk, higher-reward proposition than most, and I want you to see both sides of it clearly. Nothing I say here is a prediction of returns; most startups fail, and you could lose everything you invest.

On social impact

In Silicon Valley and around the world, I have watched tens of thousands of brilliant minds pour their talent into extracting value rather than creating value. Consider one example: they optimize which advertisement you see next on your feed, while the technology to give job applicants real feedback, rather than letting their applications vanish into a black hole, already exists but has never been built at scale. At Torre, we are using artificial intelligence not simply to replace people's work, but to help people find work that better realizes their potential and maximizes the fulfillment they get from their careers.

This is also where my deepest personal conviction lives. Our company is named after my grandmother, María Emma Torrenegra, a brilliant and determined woman who was boxed out of the careers she deserved by the discrimination of her era. Her only options were homemaker or secretary, and I still think often about who else she might have become. She is the reason discrimination is the enemy Torre exists to defeat. Her full story is worth reading: María Emma's story.

Discrimination in hiring is not only unjust; it is a waste of human potential on an enormous scale, and it is a problem AI is unusually well-suited to help solve. Humans are prone to subconscious bias, and roughly half of hiring managers admit to it.[1] AI can be designed to avoid those instincts. At Torre, during pre-screening, our system is designed to put every professional on equal footing: name, gender, race, and age are ignored, and people are matched on merit and fit rather than on the accidents of who they are. The evidence for this approach is compelling; in a landmark study of blind orchestra auditions, the likelihood of women being advanced rose by 25 to 46 percent.[2] Used this way, AI can make recruitment not only more accurate, but more human and more fair. You can read more about how we do it here: more accurate recruitment.

I'm deeply committed

I am pushing hard to make Torre successful. I bring my skills, my connections, my capital, and my energy to this mission.

But a mission this large is not won alone. We already have more than a million users and many passionate fans helping us grow, along with investors who have real skin in the game. Every day, we get messages from our users thanking us for the positive impact Torre has had on their lives. Yet, the next chapter calls for even more believers: people who choose to stand with us and take this on together. Building a network effect business at a global scale requires not just capital, but conviction.

More believers, combined with excellent execution, will not guarantee our success. Nothing can. But it meaningfully improves our odds. That is why we are opening this round to our community.

About your investment

You are not just investing money. You are investing in a future where work is more meaningful, where discrimination is fought at scale, and where artificial intelligence serves humanity.

You should only invest an amount that you can afford to lose entirely, and only if you believe in this mission. Even if Torre does not succeed as a business, we will have helped shape the future of work, and that impact alone should be a return that makes you proud of the choice you made. And if, in addition to that, we succeed as a business, then you will have been an owner from the beginning.

Come build the future with us.

With conviction,

Alexander Torrenegra, Founder @ Torre.ai

Notes

1. In a widely cited compilation of hiring research, 48% of HR managers acknowledged that bias affects which candidates they choose (Zippia, "Hiring Bias Statistics").
2. The 25 to 46 percent range comes from Claudia Goldin and Cecilia Rouse's landmark study of blind orchestra auditions (Princeton and Harvard, 2000).
3. Mordor Intelligence, Recruiting Market report.

Meet the real Emma, the inspiration behind our name and icon.

1. https://resumegenius.com/blog/job-hunting/job-search-statistics
2. https://www.statista.com/statistics/217980/monthly-job-hires-and-separations-in-the-united-states/ extrapolated to the global population of 8.1b.
3. https://newsroom.transunion.com/more-than-one-third-of-gig-workers-rely-on-gig-work-as-primary-source-of-income/
4. Determining whether a candidate is a match for a job and vice versa takes approx 100ms in Torre, versus several minutes of back and forth between two separate AI agents representing the candidate and the company, respectively
5. https://www.mordorintelligence.com/industry-reports/recruiting-market and https://recruitbpm.com/blog/how-many-recruiting-firms-are-there-globally
6. Facebook: https://www.demandsage.com/facebook-statistics/ https://www.businessofapps.com/data/facebook-statistics/ • Indeed: https://www.sci-tech-today.com/stats/indeed-statistics-updated/ • LinkedIn: https://www.demandsage.com/linkedin-statistics/ • Glassdoor: https://expandedramblings.com/index.php/numbers-15-interesting-glassdoor-statistics/ • Computrabajo: Extrapolation from Similarweb traffic and other sources
7. https://talentintelligencecollective.substack.com/p/linkedins-penetration-rate-by-country

Torre.ai Community Investment Campaign Assets

1. LinkedIn Post Template for Employees

Post Copy

Soon, you'll be able to invest for as little as $1,000 in the company I work at: Torre.ai. We're building THE global job network with the AI talent agent for all. And we're growing fast!
Since I'm a team member, if you join the waitlist through my link, you'll get a 2X boost on the waitlist for potential early-bird terms. Simply use this link: [YOUR LINK GOES HERE]

This fundraising will run under strict rules of the US Securities and Exchange Commission. Those rules require me to tell you the following: No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received, until Torre files a Form C with the SEC, and then only through a registered intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind.
Two more notes from me: early access and any early bird terms are not guaranteed, and final terms, including minimum investment amounts, will be available on the intermediary's platform when the offering opens.

Employee Referral Links

Each Torre employee had a custom referral link. Every link displayed the same information, but using a referral link customized the banner based on the employee:
Alexander Torrenegra — invest.torre.ai/alex
Juanfer Domínguez — invest.torre.ai/juanfer
Renan Peixoto — invest.torre.ai/renan
Juanpa Rodríguez — invest.torre.ai/juanpa
Jorge Bocanegra — invest.torre.ai/jorge
Diana Montoya — invest.torre.ai/diana
Daniel Correa — invest.torre.ai/daniel
Andrés Corso — invest.torre.ai/andres
Gus García — invest.torre.ai/gus
Francisco Laso — invest.torre.ai/francisco
Gabo del Pino — invest.torre.ai/gabo

Raúl Vásquez — invest.torre.ai/raul-vasquez
Jose Aldave Herrera — invest.torre.ai/jose
Patrick Joel — invest.torre.ai/patrick
Cata Morales — invest.torre.ai/cata
Vilma Correa — invest.torre.ai/vilma
Gaby Enríquez — invest.torre.ai/gaby
Oki Izobo — invest.torre.ai/oki
Gerald Tovitto — invest.torre.ai/gerald
Pau Romero — invest.torre.ai/pau
Agus Favuzzi — invest.torre.ai/agus
Erick Peralta — invest.torre.ai/erick
JP Hernández — invest.torre.ai/jp
Paz Acevedo — invest.torre.ai/paz
Felipe Arellano — invest.torre.ai/felipe
Godwin Odenigbo — invest.torre.ai/godwin
Bliss Abhademere — invest.torre.ai/bliss
Melissa Suarez — invest.torre.ai/melissa

2. Social Media Posts & Outreach

Posts from social media announcing the waitlist. When people replied to the posts we DM people sending them the lin.

Instagram Post by Alex

https://www.instagram.com/p/DcWoTJeGRUv/


TatianaR
tatyreyesc
Hola! Este es el link:
https://invest.torre.ai/alex
Esta ronda se rige por las reglas estrictas de la Comisión de Bolsa y Valores de Estados Unidos (SEC). Esas reglas me obligan a decirte lo siguiente: No se está solicitando dinero ni ninguna otra contraprestación y, si se envía, no será aceptada. No se puede aceptar ninguna oferta de compra de los valores, ni recibir parte alguna del precio de compra, hasta que Torre presente un Formulario C ante la SEC, y solo entonces a través de la plataforma de un intermediario registrado. La manifestación de interés de una persona no implica obligación ni compromiso de ningún tipo. Dos notas más de mi parte: el acceso anticipado y cualquier término preferencial temprano no están garantizados, y los términos finales, incluidos los montos mínimos de inversión, estarán disponibles en la plataforma del intermediario cuando la oferta abra.
Asegúrate de hacer clic en el botón "JOIN THE WAITLIST" y de registrarte.
Enviar mensaje...

X (Twitter)

https://x.com/torrenegra/status/2092257066790601201


Edison Florez
Joined December 2017
172 Followers
View Profile
Wed, Aug 26 at 8:40 AM
https://invest.torre.ai/alex
Hi! This is the link: invest.torre.ai/alex
Make sure you click on the button "JOIN THE WAITLIST" and register.
This fundraising will run under the strict rules of the US Securities and Exchange Commission. Those rules require me to tell you the following: No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received, until Torre files a Form C with the SEC, and then only through a registered intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. Two more notes from me: early access and any early bird terms are not guaranteed, and final terms, including minimum investment amounts, will be available on the intermediary's platform when the offering opens.
8:40 AM
Message

LinkedIn

https://www.linkedin.com/feed/update/urn:li:activity:7498022546777411584/


Alfonso Serje
Alexander Torrenegra · 1:39 PM
Hi! This is the link: https://invest.torre.ai/alex
Make sure you click on the button "JOIN THE WAITLIST" and register.
This fundraising will run under the strict rules of the US Securities and Exchange Commission. Those rules require me to tell you the following: No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received, until Torre files a Form C with the SEC, and then only through a registered intermediary's platform. A person's indication of interest involves no obligation or commitment of any kind. Two more notes from me: early access and any early bird terms are not guaranteed, and final terms, including minimum investment amounts, will be available on the intermediary's platform when the offering opens.
Write a message...
GIF
Press Enter to Send


New message
Salvattore Giullia...
Alexander Torrenegra · 7:52 PM
Hi! This is the link (and disclaimers): https://invest.torre.ai/alex
Make sure you click on the button "JOIN THE WAITLIST" and register.
Invest early in THE global job network...
invest.torre.ai

3. Email Campaign to Users

Subject Line Options

- Variant A: Be part of Torre.ai's next chapter
- Variant B: Join Torre.ai's community investment waitlist
- Variant C: You're invited to own a piece of Torre.ai
- Variant D: Torre.ai's next chapter

Email Body

Hi {{first_name}},

Alex here, co-founder and CEO of Torre.ai.

Torre.ai is getting ready for what comes next.

As part of that, we're preparing a community investment round.

The round is not open yet. If you want to know when it opens, join the waitlist.

Join the waitlist

Best,

Alexander Torrenegra
Founder @ Torre.ai
(+1) 212-203-3002
Live network activity: torre.ai/activity

Torre Labs Reg CF SPV, LLC is "testing the waters" under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement (Form C) is filed with the SEC and only through the platform of an intermediary (DealMaker Securities LLC). A person's indication of interest involves no obligation or commitment of any kind. You can update your email preferences by clicking here.

4. Product & Landing Page Assets

If users clicked on any of the CTAs in the product, they were redirected to invest.torre.ai.

Landing Page Screenshots



Soon you'll be able to invest in Torre.ai for as little as $1,000.
DETAILS & DISCLAIMER
torre.ai
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INTERNSHIPS
FOR COMPANIES
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POST A JOB
(it's always free)
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(from up to 114 sources)
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Soon you'll be able to invest in Torre.ai for as little as $1,000.
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Torre.ai is automating recruitment and job hunting with super-intelligent AI, and building the AI talent agent for all. Join the founder, a Shark on Shark Tank, who has invested $11M of his own money, and 50+ strategic investors.
WATCH THE PITCH
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Torre Labs Reg CF SPV, LLC is "testing the waters" under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement (Form C) is filed with the SEC and only through the platform of an intermediary (DealMaker Securities LLC). A person's indication of interest involves no obligation or commitment of any kind.


invest in Torre.ai for as little as $1,000.
DETAILS & DISCLAIMER
Post a job
Find jobs
Headhunt
Staffing
Your openings
Preferences
Messages
Emma/Help
Invest in Torre
Sign in

In-Email Banner Section

On every email sent to users, the following banner section was included:

torre.ai

¡Hola personFirstName_Value!

Pregunta rápida: ¿Te han contratado recientemente? De ser así, por favor selecciona a quien te contrató.

- NO, NO HAS SIDO CONTRATADO
- ORGANIZATIONNAME_VALUE
- OTRA PERSONA O COMPAÑÍA

Invest early in THE global job network powered by AI.

Torre.ai is automating recruitment and job hunting with AI, and building the AI talent agent for all. Join the founder, a Shark on Shark Tank, who has invested $11M of his own money, and 50+ strategic investors.


WATCH THE PITCH

LEARN MORE

Torre Labs Reg CF SPV, LLC is "testing the waters" under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy the securities can be accepted, and no part of the purchase price can be received until the offering statement (Form C) is filed with the SEC and only through the platform of an intermediary (DealMaker Securities LLC). A person's indication of interest involves no obligation or commitment of any kind.

3141 Stevens Creek Blvd #40984, San Jose CA, 95117, US.

5. Organic video in Youtube

https://www.youtube.com/watch?v=nlmFUk1JE5E


torre.ai
Invest alongisde a Shark Tank's shark
Invest in THE global job network powered by AI.
RESERVE YOUR SPOT
ALEXANDER TORRENEGRA

torre.ai

“

1 *of* 16 people of working age are on LinkedIn.

- Talent Intelligence Collective, 2026.

”



And still, it's a $690 billion market.

Torre.ai is building THE global job network

RESERVE YOUR SPOT

★ EARLY-BIRD

torre.ai



ONLY

1 of 16

PEOPLE OF WORKING AGE ARE ON LINKEDIN.

- Talent Intelligence Collective, 2026.

And still, it's a $690 billion market.

Torre.ai is building THE global job network

★ EARLY-BIRD

RESERVE YOUR SPOT


torre.ai
Invest in a
$690 BILLION
market
★ EARLY-BIRD
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Soon, you'll be able to invest in Torre from as little as $1,000

torre.ai

Recruiting is a *$690 BILLION* market

★ EARLY-BIRD

Reserve your spot

Torre.ai is building THE global job network


CLOSES

torre.ai

Invest in the AI COMPANY

that is growing 43% quarter over quarter

Torre.ai is building THE global job network powered by AI.

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New companies joining


torre.ai
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AI COMPANY
that is growing 43%
quarter over quarter
★ EARLY-BIRD
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torre.ai

Invest in the

AI COMPANY

that **is growing 43%** quarter over quarter

Torre.ai is building
THE global job network
powered by AI.

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$10,000
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torre.ai

Invest early in the global job network powered by AI

EARLY-BIRD TERMS

RESERVE YOUR SPOT

Get notified when the round opens.


torre.ai
Post a job
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The global job network
Real-time user activity
User M.A. updated their professional genome
a few seconds ago
User R.A. updated their professional genome
a few seconds ago
User M.M. updated their professional genome
a few seconds ago
Applicant J.L. answered an AI screening question for U.S. Trucking Safety Associate / Safety Manager
a few seconds ago
User Y.R. updated their professional genome
a few seconds ago
Real-time AI thinking
Invited candidate F.S. to Frontend Developer (Senior) (Fintech, Crypto, Web y Mobile Cross Platform)
a few seconds ago
Re-calculated the ranking of applicants for Consultor de Negocios a few seconds ago
Re-calculated the ranking of applicants for Gestión de Redes Sociales y Marketing Digital
a few seconds ago
Invited candidate I.Y. to Sales Development Representative (SDR) a few seconds ago
Calculated AI vectors for candidate H.
a few seconds ago
Invited candidate O.A. to Frontend Developer (Senior)
This is not a demo. This is real-time activity.
Aug 21, 14:59:55

torre.ai

Invest early in the global job network powered by AI



★ EARLY-BIRD TERMS

RESERVE YOUR SPOT

Get notified when the round opens.

torre.ai

Don’t miss the AI revolution



Invest early in the global job network powered by AI

★ EARLY-BIRD TERMS

RESERVE YOUR SPOT

Get notified when the round opens.

GET NOTIFIED WHEN THE COMMUNITY ROUND OPENS

torre.ai

Invest early in the global job network powered by AI

★ EARLY-BIRD TERMS

RESERVE YOUR SPOT

Soon, you'll be able to invest in Torre from as little as $1,000


torre.ai
torre.ai
Post a job
Find jobs
Headhunt
Staffing
Your openings
Preferences
Messages
Emma/Help
Sign in
The global job network
Real-time user activity
User M.A. updated their professional genome
a few seconds ago
User R.A. updated their professional genome
a few seconds ago
User M.M. updated their professional genome
a few seconds ago
Applicant J.L. answered an AI screening question for U.S. Trucking Safety Associate / Safety Manager
a few seconds ago
User Y.R. updated their professional genome
a few seconds ago
Real-time AI thinking
Invited candidate F.S. to Frontend Developer (Senior) (Fintech, Crypto, Web y Mobile Cross Platform)
a few seconds ago
Re-calculated the ranking of applicants for Consultor de Negocios a few seconds ago
Re-calculated the ranking of applicants for Gestión de Redes Sociales y Marketing Digital
a few seconds ago
Invited candidate I.Y. to Sales Development Representative (SDR) a few seconds ago
Calculated AI vectors for candidate H.
a few seconds ago
Invited candidate O.A. to Frontend Developer (Senior)

torre.ai

"Only 1 of 16 people of working age are on LinkedIn."

- Talent Intelligence Collective, 2026.



And still, it's a $690 billion market.

Torre.ai is building THE global job network


torre.ai
Alexander Torrenegra
Invest alongisde a Shark Tank's shark
RESERVE YOUR SPOT
Invest in THE global job network powered by AI.